                                  FORM 51-102F4
                           BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY

         Gerdau Ameristeel Corporation
         Hopkins Street South
         Whitby, Ontario
         L1N 5T1

1.2      EXECUTIVE OFFICER

         Tom Landa, Vice President, Finance and Chief Financial Officer
         (813) 207-2300

ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

         The Company indirectly purchased the land, fixed assets, and working capital of four long steel product minimills and four downstream facilities from Cargill, Incorporated and certain of its subsidiaries. These operations are referred to collectively as North Star.

         The acquired facilities consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas, and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minmills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the minmills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and general manufacturing.

         Additional disclosure concerning North Star is contained in the final short form prospectus (the "Prospectus") of the Company dated October 14, 2004.

2.2      DATE OF ACQUISITION

         November 1, 2004

2.3      CONSIDERATION

         The purchase price for the acquired assets is US $266 million in cash plus the assumption of approximately US $12 million of debt and employee benefit obligations. The purchase price is subject to working capital adjustments within 60 days of closing.

         The purchase price and associated expenses were financed by the proceeds from an offering of 70 million common shares of the Company pursuant to the Prospectus.

         Additional disclosure concerning the consideration paid by the Company for North Star and the source of funds is contained in the Prospectus.

2.4      EFFECT ON FINANCIAL POSITION

         None

2.5      PRIOR VALUATIONS

         None

2.6      PARTIES TO TRANSACTION

         The vendors were Cargill, Incorporated and certain of its subsidiaries, all which are unrelated to the Company.

         The purchaser was Gerdau Ameristeel US Inc. a wholly owned subsidiary of the Company.

2.7      DATE OF REPORT

         January 14, 2005

ITEM 3   FINANCIAL STATEMENTS

         Pursuant to the Ontario Securities Commission MRRS decision document dated December 15, 2004, the following financial statements included in the Prospectus and attached as Schedule "A" hereto are included in this Business Acquisition Report:

         (i) audited U.S. GAAP combined financial statements of North Star for the year ended May 31, 2004; and

         (ii) unaudited U.S. GAAP pro forma condensed consolidated financial statements of the Company for the year ended June 30, 2004.

                           CANADIAN GAAP/U.S. DOLLAR
                       CONSOLIDATED FINANCIAL STATEMENTS

                         GERDAU AMERISTEEL CORPORATION
                           DECEMBER 31, 2003 AND 2002

       REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:

       We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings (loss), of shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP

Tampa, Florida
March 12, 2004

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                              DECEMBER 31,         2002
                                                                  2003       (RESTATED NOTE 2)
                                                              ------------   -----------------
                                                                     (US$ IN THOUSANDS)
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $   10,459       $   16,361
  Accounts receivable, net of allowance for doubtful
     accounts of $6,380 (2002 -- $6,913)....................      233,331          172,745
  Inventories (note 4)......................................      376,458          351,400
  Deferred tax assets (note 10).............................       13,269           11,417
  Other current assets......................................       21,608            2,997
                                                               ----------       ----------
TOTAL CURRENT ASSETS........................................      655,125          554,920
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)......................      919,207          898,948
GOODWILL....................................................      116,564          114,374
DEFERRED FINANCING COSTS....................................       16,063            2,514
DEFERRED TAX ASSETS.........................................       15,045            6,033
OTHER ASSETS................................................          204              645
                                                               ----------       ----------
TOTAL ASSETS................................................   $1,722,208       $1,577,434
                                                               ==========       ==========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................   $  231,352       $  170,334
  Accrued salaries, wages and employee benefits.............       29,732           27,342
  Accrued interest..........................................       23,730            3,395
  Other current liabilities.................................       34,357           43,267
  Bank indebtedness (note 7)................................        2,055           23,379
  Current portion of long-term borrowings (note 7)..........        1,250           83,942
                                                               ----------       ----------
TOTAL CURRENT LIABILITIES...................................      322,476          351,659
LONG-TERM BORROWINGS, LESS CURRENT PORTION (NOTE 7).........      566,963          411,833
CONVERTIBLE DEBENTURES (NOTE 9).............................       96,719           79,134
ACCRUED BENEFIT OBLIGATION (NOTE 11)........................       74,354           70,166
OTHER LIABILITIES...........................................       45,831           29,175
DEFERRED TAX LIABILITIES (NOTE 10)..........................       64,355           88,191
MINORITY INTEREST...........................................           --           33,312
                                                               ----------       ----------
TOTAL LIABILITIES...........................................    1,170,698        1,063,470
                                                               ----------       ----------
COMMITMENTS AND CONTINGENCIES (NOTE 15)
SHAREHOLDERS' EQUITY
  Capital stock (note 13)...................................      547,601          513,400
  Retained earnings (accumulated deficit)...................      (19,412)           1,329
  Cumulative translation adjustment.........................       23,321             (765)
                                                               ----------       ----------
TOTAL SHAREHOLDERS' EQUITY..................................      551,510          513,964
                                                               ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $1,722,208       $1,577,434
                                                               ==========       ==========

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                               (US$ IN THOUSANDS, EXCEPT
                                                               EARNINGS PER SHARE DATA)
NET SALES...................................................   $1,927,839     $1,036,055
                                                               ----------     ----------
OPERATING EXPENSES
  Cost of sales.............................................    1,759,878        867,091
  Selling and administrative................................       87,247         62,173
  Depreciation..............................................       83,252         58,683
  Other operating income (note 16)..........................       (1,244)        (5,072)
                                                               ----------     ----------
                                                                1,929,133        982,875
                                                               ----------     ----------
     INCOME (LOSS) FROM OPERATIONS..........................       (1,294)        53,180
                                                               ----------     ----------
OTHER EXPENSES
  Interest, net.............................................       49,549         38,598
  Foreign exchange loss.....................................          726            230
  Amortization of deferred financing costs..................        4,664          1,172
                                                               ----------     ----------
                                                                   54,939         40,000
                                                               ----------     ----------
     INCOME (LOSS) BEFORE INCOME TAXES......................      (56,233)        13,180
INCOME TAX EXPENSE (RECOVERY)...............................      (35,275)           341
                                                               ----------     ----------
INCOME (LOSS) BEFORE MINORITY INTEREST......................      (20,958)        12,839
MINORITY INTEREST...........................................          217         (1,707)
                                                               ----------     ----------
NET INCOME (LOSS)...........................................   $  (20,741)    $   11,132
                                                               ==========     ==========
EARNINGS (LOSS) PER COMMON SHARE -- BASIC (NOTE 13).........   $    (0.11)    $     0.07
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED.................   $    (0.11)    $     0.07

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            CUMULATIVE
                                                   INVESTED    RETAINED     TRANSLATION
                                       SHARES      CAPITAL     EARNINGS     ADJUSTMENT     TOTAL
                                     -----------   --------   -----------   -----------   --------
                                                 (US$ IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE -- DECEMBER 31, 2001.......  133,388,400   $ 58,364   $    (7,622)   $   (944)    $ 49,798
                                     -----------   --------   -----------    --------     --------
  Net income.......................                      --        11,132          --       11,132
  Subsidiary stock activity........                    (187)           --          --         (187)
  Foreign exchange.................                      --            --         179          179
  Debt converted to equity (note
     8)............................                 325,948            --          --      325,948
  Acquisition (note 3).............   51,503,960    129,275            --          --      129,275
  Dividends paid...................                      --        (2,181)         --       (2,181)
                                     -----------   --------   -----------    --------     --------
BALANCE -- Restated (note 2)
  DECEMBER 31, 2002................  184,892,360    513,400         1,329        (765)     513,964
                                     -----------   --------   -----------    --------     --------
  Net Loss.........................                               (20,741)                 (20,741)
  Acquisition of Minority
     Interest......................   13,198,501     34,201                                 34,201
  Foreign exchange.................                                            24,086       24,086
                                     -----------   --------   -----------    --------     --------
BALANCE -- DECEMBER 31, 2003.......  198,090,861   $547,601   $   (19,412)   $ 23,321     $551,510
                                     ===========   ========   ===========    ========     ========

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                                  (US$ IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)...........................................   $ (20,741)      $ 11,132
Adjustment to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation..............................................      83,252         58,683
  Amortization..............................................       4,664          1,172
  Deferred income taxes.....................................     (22,719)       (10,428)
  Loss on disposition of property, plant and equipment......         192          1,044
  Foreign exchange on related party loans...................       7,241            436
Changes in operating assets and liabilities, net of
  acquisitions:
  Accounts receivable.......................................     (51,072)        21,433
  Inventories...............................................        (263)       (17,991)
  Other assets..............................................      (6,054)        (9,061)
  Liabilities...............................................      49,392        (22,352)
                                                               ---------       --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................      43,892         34,068
                                                               ---------       --------
INVESTING ACTIVITIES
  Additions to property, plant and equipment................     (59,203)       (33,482)
  Purchase price for acquisitions...........................          --         (6,856)
  Cash acquired in acquisition..............................          --         18,465
  Proceeds from dispositions of property, plant &
     equipment..............................................       2,643            489
                                                               ---------       --------
NET CASH USED IN INVESTING ACTIVITIES.......................     (56,560)       (21,384)
                                                               ---------       --------
FINANCING ACTIVITIES
  Term debt payments........................................      (9,395)       (29,503)
  Proceeds from issuance of new debt........................     542,357             --
  Revolving credit borrowings (payments)....................    (510,053)        27,273
  Reductions (additions) to deferred financing costs........     (15,639)           705
  Changes in minority interest..............................        (217)         2,678
  Subsidiary stock activity.................................          --           (187)
  Dividends paid............................................          --         (2,181)
                                                               ---------       --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........       7,053         (1,215)
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (287)          (195)
                                                               ---------       --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (5,902)        11,274
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............      16,361          5,087
                                                               ---------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................   $  10,459       $ 16,361
                                                               =========       ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................   $  22,938       $ 57,610
                                                               =========       ========
  Cash paid for income taxes................................   $   1,496       $  2,289
                                                               =========       ========
  Acquisition of minority interest for common stock.........   $  34,201             --
                                                               =========       ========

                See notes to consolidated financial statements.

                         GERDAU AMERISTEEL CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               (US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

       Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

       On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market.

       The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements are presented in accordance with accounting principles generally accepted in Canada. All dollar amounts are reported in United States dollars unless otherwise indicated.

       CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. For 2002, they include full year results for the Gerdau North America operations, and results for the Co-Steel operations for the period from October 23, 2002 through December 31, 2002, which represents the period subsequent to the date of acquisition.

       JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures, and are proportionately consolidated. Other investments where the Company does not exercise significant influence are accounted

                         GERDAU AMERISTEEL CORPORATION
for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by review of cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

       REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments.

       CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash held in the joint venture operations are for the sole use of the joint ventures.

       INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operations supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

       PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, Plant & Equipment Held for Sale is carried at the lower of cost or net realizable value.

       For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment. During 2002, the Company changed the depreciable lives of certain buildings and equipment to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expense in 2002 by approximately $3.2 million.

       GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite lives are not amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002 for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment. Additional goodwill of $2.2 million was created by the exchange of minority shares of AmeriSteel on March 31, 2003.

       DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long term debt and are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

       DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and

                         GERDAU AMERISTEEL CORPORATION
their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

       PENSIONS AND POST-RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

       - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

       -     Pension assets are valued at fair market value.

       - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

       - The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

       - A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

       ENVIRONMENTAL LIABILITIES: The Company reserves for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations which are accumulated in the foreign currency translation adjustment account in shareholders' equity, until there is a reduction in the net investment in the foreign operation.

       Assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Any corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholders' equity and are recognized in earnings when the ownership interest in the foreign operations is reduced.

                         GERDAU AMERISTEEL CORPORATION

       The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

       EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

       STOCK OPTION PLAN: The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002 and excludes options issued prior to January 1, 2002. The following assumptions were used:

Expected dividend yield.....................................        0%
Expected share price volatility.............................       55%
Risk-free rate of return....................................        4%
Expected period until exercise..............................  5 years

                                                                  FOR THE YEAR ENDED
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                                                (AMOUNTS IN $000 EXCEPT
                                                                    PER SHARE DATA)
Net (loss) income, as reported..............................    $(20,741)      $11,132
Pro forma stock-based compensation cost.....................          70            --
                                                                --------       -------
Pro forma, net income.......................................    $(20,811)      $11,132
                                                                ========       =======
Earnings (loss) per share
  Basic, as reported........................................    $  (0.11)      $  0.07
  Basic, pro forma..........................................       (0.11)         0.07
  Diluted, as reported......................................       (0.11)         0.07
  Diluted, pro forma........................................       (0.11)         0.07

       DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan (DSUP) for independent members of the Board of Directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs) which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs as at December 31, 2003 was $147 thousand (2002 -- $141 thousand).

       USE OF ESTIMATES: The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the

                         GERDAU AMERISTEEL CORPORATION
reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2003 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

       CHANGE IN ACCOUNTING POLICY -- CONVERTIBLE DEBENTURES: The Company early adopted CICA Handbook Section 3860.20A, Financial Instruments -- Disclosure and Presentation. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy did not impact net income in 2002, but resulted in additional interest expense of $6.3 million in 2003. Prior periods have been restated to reflect the change in accounting.

NOTE 3 -- ACQUISITIONS

       On October 23, 2002, Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group in exchange for shares of Co-Steel representing approximately 74% of the shares of the combined entity. A portion of these shares were issued to minority shareholders of AmeriSteel Corporation on March 31, 2003, as described below. The name of Co-Steel was changed to Gerdau AmeriSteel Corporation as part of the transaction.

       For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholders of the Gerdau North America Group have become owners of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of the operations of Co-Steel are included from the date of the transaction.

       The following table summarizes the fair value of assets and liabilities acquired at the date of the acquisition ($000s):

Net assets (liabilities) acquired
  Current assets............................................   $242,252
  Current liabilities.......................................   (130,345)
  Property, plant and equipment.............................    389,915
  Other assets..............................................       (177)
  Long-term debt............................................   (219,969)
  Other long-term liabilities...............................    (81,386)
  Net future income taxes...................................     15,768
  Convertible debenture (recorded as equity)................    (80,113)
                                                               --------
                                                               $135,945
                                                               ========
Purchase consideration, representing 51,503,960 Co-Steel
  shares at $2.51 per share.................................   $129,275
Plus transaction costs......................................      6,670
                                                               --------
                                                               $135,945
                                                               ========

                         GERDAU AMERISTEEL CORPORATION

       Effective March 31, 2003, non-controlling shareholders holding, in the aggregate, approximately 13% of the issued and outstanding shares of AmeriSteel had their holdings exchanged for Gerdau Ameristeel common shares in a ratio of
9.4617 Gerdau Ameristeel shares for each common share of AmeriSteel exchanged. The acquisition of the minority interest of AmeriSteel was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price of the shares has been allocated to the net assets acquired based upon their relative fair values. The exchange resulted in the issuance of an additional 13,198,501 shares of Gerdau Ameristeel and recording $2.2 million additional goodwill.

       On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau Ameristeel ownership on July 2, 2002.

NOTE 4 -- INVENTORIES

       Inventories consist of the following ($000s):

                                                              AT DECEMBER 31,   AT DECEMBER 31,
                                                                   2003              2002
                                                              ---------------   ---------------
Ferrous and non-ferrous scrap...............................     $ 76,384          $ 40,983
Work in-process.............................................       31,764            33,701
Finished goods..............................................      157,815           195,893
Raw materials (excluding scrap) and operating supplies......      110,495            80,823
                                                                 --------          --------
                                                                 $376,458          $351,400
                                                                 ========          ========

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following ($000s):

                                                                     AT DECEMBER 31, 2003
                                                            --------------------------------------
                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                            ----------   ------------   ----------
Land and improvements.....................................  $   77,651     $  5,321      $ 72,330
Buildings and improvements................................     139,559       24,131       115,428
Machinery and equipment...................................     984,253      306,056       678,197
Construction in progress..................................      39,676           --        39,676
Property, plant and equipment held for sale...............      13,576           --        13,576
                                                            ----------     --------      --------
                                                            $1,254,715     $335,508      $919,207
                                                            ==========     ========      ========

                                                                     AT DECEMBER 31, 2002
                                                            --------------------------------------
                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                            ----------   ------------   ----------
Land and improvements.....................................  $   60,341     $  1,769      $ 58,572
Buildings and improvements................................     141,994       14,472       127,522
Machinery and equipment...................................     888,886      203,119       685,767
Construction in progress..................................      14,315           --        14,315
Property, plant and equipment held for sale...............      12,772           --        12,772
                                                            ----------     --------      --------
                                                            $1,118,308     $219,360      $898,948
                                                            ==========     ========      ========

                         GERDAU AMERISTEEL CORPORATION

       Interest costs for property, plant and equipment construction expenditures of approximately $124 thousand was capitalized for the year ended December 31, 2003 (2002 -- $100 thousand).

NOTE 6 -- JOINT VENTURES

       The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

       The Company's interest in the joint ventures is as follows ($000s):

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
BALANCE SHEET
Current assets(1)(2)........................................  $ 53,137   $ 45,234
Property, plant and equipment(3)
  Land......................................................    11,835     12,068
  Buildings.................................................     7,512      7,957
  Machinery and equipment...................................    80,429     85,618
  Construction in progress..................................     1,665      1,778
Current liabilities.........................................    23,224     26,505
Long-term debt..............................................     4,259      3,415
STATEMENT OF EARNINGS
Sales.......................................................  $224,179   $ 53,591
Operating income............................................     9,685      6,836
Income before income taxes..................................     9,440      6,275
CHANGES IN CASH FLOWS
Cash provided from (used in)
  Operating activities......................................  $ 10,527   $  6,098
  Investing activities......................................    (8,294)    (1,809)
  Financing activities......................................    (4,046)   (17,026)
                                                              --------   --------
Proportionate share of increase (decrease) in cash..........  $ (1,813)  $(12,737)
                                                              ========   ========

------------

(1) Includes $0.5 million (2002 -- $4.8 million) of cash and cash equivalents.

(2) Current assets are net of allowance for doubtful accounts of $2.3 million (2002 -- $2.2 million).

(3) Net of accumulated depreciation of $19.7 million (2002 -- $5.9 million).

NOTE 7 -- LONG-TERM DEBT

       On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2003, there was $135.0 million outstanding, at interest rates between 3.93% and 5.50%, and approximately $130 million was available under the Senior Secured Credit

                         GERDAU AMERISTEEL CORPORATION

Facility. Included in deferred finance costs in 2003 was a charge of approximately $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt.

       At December 31, 2003, Gerdau Ameristeel debt includes the following ($000s):

Senior Notes, 10 3/8% due 2011, net of original issue
  discount..................................................   $397,271
Senior Secured Credit Facility..............................    135,027
Industrial Revenue Bonds....................................     27,400
AmeriSteel Bright Bar Term Loan.............................      3,172
Gallatin Joint Venture Debt.................................      5,471
Other.......................................................      1,927
                                                               --------
                                                                570,268
Less current portion........................................      3,305
                                                               --------
                                                               $566,963
                                                               ========

       At December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and included the following ($000s):

                                                               AT DECEMBER 31,
                                                                    2002
                                                               ---------------
Gerdau Canada Group:
  Bank indebtedness.........................................      $  17,243
  U.S. Dollar Floating Rate Term Loan.......................         61,743
  Canadian dollar revolving loan (Cdn $35.0 million)........         22,157
  Other.....................................................          1,444
GUSA:
  AmeriSteel Revolving Credit Agreement.....................        100,800
  AmeriSteel Term Loan......................................         68,750
  Industrial Revenue Bonds..................................         36,795
  AmeriSteel Bright Bar.....................................          3,522
  Other.....................................................            809
Co-Steel Group:
  Bank Indebtedness.........................................          6,136
  Canadian dollar revolving loan (Cdn$48.3 million).........         30,577
  U.S. Dollar Fixed Rate Reducing Term Loan.................         96,784
  Fair value of early payment penalty of fixed rate reducing
     term loans.............................................          9,065
  U.S. dollar revolving loan................................         59,768
  Other.....................................................          3,561
                                                                  ---------
                                                                    519,154
Less current portion........................................       (107,321)
                                                                  ---------
                                                                  $ 411,833
                                                                  =========

                         GERDAU AMERISTEEL CORPORATION

GERDAU CANADA GROUP

       As of December 31, 2002, Gerdau Canada Group had a total authorized revolver facility of Cdn $73 million ($46 million) that bore interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% or Bankers' Acceptance plus 2.75%. Companies in the Gerdau Canada Group pledged accounts receivable and inventory as collateral. The revolver facility was repaid under the refinancing as of June 27, 2003.

       The total authorized Canadian term facility was Canadian $97.5 million ($61.7 million U.S. dollars) with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November 1999 that effectively fixed the rate of interest on approximately 50% of the balance. At December 31, 2003, the agreement is for $11 million and bears interest at 6.445% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represent the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at December 31, 2003, was $457 thousand. The agreements were not terminated subsequent to the refinancing.

       The Canadian banking agreement, which included Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contained various restrictive covenants relating to maintenance of certain financial ratios. At December 31, 2002, the Company was not in compliance with certain covenants and requested and received a waiver of compliance. This agreement no longer applies due to the refinancing that took place in 2003.

       Collateral for the Canadian credit facility included: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and
(iii) a guaranty by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis was pledged to the lenders.

GUSA

       GUSA's primary financial obligation outstanding as of December 31, 2002 was a $285 million credit facility (the "Revolving Credit Agreement"). It was collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million was a term loan that amortized at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement was to mature in September 2005. Loans under the Revolving Credit Agreement bore interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at December 31, 2002 was approximately 3.8%. The Revolving Credit Agreement contained certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit were subject to an aggregate sub limit of $50 million. The credit facility was repaid under the refinancing as of June 27, 2003.

       Industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The

                         GERDAU AMERISTEEL CORPORATION
interest rates on these bonds range from 50% to 75% of the prime rate (1.0% to 3.75% at December 31, 2003); $3.8 million matures in 2014, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2003, the Company had approximately $51.9 million of outstanding letters of credit, primarily for IRBs and insurance.

       The AmeriSteel Bright Bar Loan represents a bank loan of AmeriSteel Bright Bar, a subsidiary of Gerdau Ameristeel US Inc., secured by its machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. Ameristeel is a guarantor of the loan.

       In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments were specific tranches of LIBOR-based revolving credit and term loan borrowings under GUSA's Revolving Credit Agreement. The agreements were not terminated subsequent to the refinancing. The aggregate fair value of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2003, is approximately $3.8 million. The agreements have varying expiration dates from 2004 to 2006.

CO-STEEL GROUP

       The Co-Steel entities at December 31, 2002 had revolving facilities of Cdn$133.9 million and Cdn$22.2 million which could be drawn in either Canadian or U.S. dollars. These facilities were due on January 15, 2004 and bore interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

       The fixed rate reducing term loan at December 31, 2002 was $96.8 million with interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility included a make-whole provision (in the event of prepayment) that required the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. This amount was recognized in 2003 due to the refinancing. These facilities were repaid in June 2003 as part of the refinancing.

       The maturities of borrowings for the years subsequent to December 31, 2003 are as follows ($000s):

                                                                AMOUNT
                                                               --------
2004........................................................   $  3,305
2005........................................................        768
2006........................................................        695
2007........................................................        617
2008........................................................    135,691
Thereafter..................................................    429,192
                                                               --------
                                                               $570,268
                                                               ========

                         GERDAU AMERISTEEL CORPORATION

NOTE 8 -- RELATED PARTY TRANSACTIONS

       The Company is affiliated with a group of companies controlled by Gerdau S.A. During 2002, the Company had various loans outstanding with affiliated companies. Related party loans bore interest ranging from 0.0% -- 9.775% that was expensed but was not payable on a current basis. All advances were repayable on demand with no collateral. Intercompany charges for interest income were $4.3 million and charges for interest expense were $18.3 million in 2002. Intercompany charges for management fees and royalties from related parties were $2.1 million for the year ended December 31, 2002. Accrued liabilities due to related parties were $5.8 million and $6.4 million as of December 31, 2003 and 2002, respectively. As part of the Co-Steel transaction (Note 1), all of the related party notes payable, net of the notes receivable from Gerdau Steel Inc., were converted to equity in October 2002. In February 2003, Gerdau S.A. made loans totaling $30 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35 million of bonds. These bonds were exchanged subsequent to the exchange offer (Note 18).

NOTE 9 -- CONVERTIBLE DEBENTURES

       The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 -- INCOME TAXES

       The income tax expense is comprised of ($000's):

                                                                2003       2002
                                                              --------   --------
Current.....................................................  $  1,311   $ 10,769
Deferred....................................................   (36,586)   (10,428)
                                                              --------   --------
                                                              $(35,275)  $    341
                                                              ========   ========

                                                                2003       2002
                                                              --------   --------
Current income taxes:
  Canada....................................................  $    713   $  2,890
  U.S. .....................................................       700      8,255
  Other.....................................................      (102)      (376)
                                                              --------   --------
                                                                 1,311     10,769
                                                              --------   --------
Deferred income taxes:
  Canada....................................................   (13,302)      (830)
  U.S. .....................................................   (23,284)    (9,598)
                                                              --------   --------
                                                               (36,586)   (10,428)
                                                              --------   --------
Total Provision for income taxes............................  $(35,275)  $    341
                                                              ========   ========

                         GERDAU AMERISTEEL CORPORATION

       The income tax expense differs from the amount calculated by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                                2003      2002
                                                              --------   -------
Income (loss) before provision for income taxes.............  $(54,162)  $13,180
Income tax (benefit) expense computed using statutory tax
  rates.....................................................   (18,044)    5,091
Increased (decreased) by the tax effect of:
  Tax exempt income.........................................    (7,224)       --
  Effect of different rates in foreign jurisdictions........    (6,752)   (4,437)
  Canadian manufacturing and processing credit..............       291      (215)
  Net future income tax (benefit) expense resulting from
     changes in tax rates...................................    (1,475)      (98)
                                                              --------   -------
Income Tax (Recovery) Expense...............................  $(33,204)  $   341
                                                              ========   =======

       The components of the deferred tax assets and liabilities consisted of the following:

                                                                2003       2002
                                                              --------   --------
CANADA
NON-CURRENT ASSETS:
  Net operating loss carry forward..........................  $ 25,532   $ 13,063
  Accounting provisions not currently deductible for tax
     purposes...............................................    28,812     23,882
  Tax depreciation in excess of book depreciation...........   (34,769)   (30,162)
  Other.....................................................    (4,530)      (750)
                                                              --------   --------
Net non-current deferred tax assets.........................  $ 15,045   $  6,033
                                                              ========   ========

                                                                2003       2002
                                                              --------   --------
US
CURRENT ASSETS:
  Accounting provisions not currently deductible for tax
     purposes...............................................  $ 13,269   $ 11,417
                                                              ========   ========
NON-CURRENT LIABILITIES:
  Net operating loss carry forward..........................  $(42,856)  $(24,181)
  Accounting provisions not currently deductible for tax
     purposes...............................................   (26,811)   (25,011)
  Tax depreciation in excess of book depreciation...........   132,722    136,406
  Other.....................................................     1,300        977
                                                              --------   --------
Net non-current deferred tax liabilities....................  $ 64,355   $ 88,191
                                                              ========   ========

       The net deferred tax asset includes a non-capital loss carry forward of approximately $73.9 million for Canadian income tax purposes that expire on various dates between 2007 through 2010.

       As of December 31, 2003, the Company has a combined net operating loss carryforward of approximately $119.0 million for U.S. federal income tax purposes that expire on various dates between 2005 through 2023. The portion of this NOL that was generated by the former Co-Steel US group prior to its acquisition by Gerdau Ameristeel is subject to an annual limitation as outlined in Internal Revenue Code (IRC) sec.382. The NOL carryforward from the predecessor company has been reduced to reflect the sec.382 limitation. In addition, the portion of this NOL that was generated by the former Co-Steel

                         GERDAU AMERISTEEL CORPORATION

U.S. group prior to its merger with Gerdau USA, Inc. and subsidiaries is subject to the Separate Return Limitation Year provisions contained in IRC sec.1502.

       The Company believes its net deferred tax asset at December 31, 2003 of $15.0 million is more likely than not to be realized based on the combination of future taxable income from operations plus various tax-planning strategies that can be implemented, should it become necessary, by the Company's majority shareholder and have the effect of reducing interest expense or generating additional taxable earnings.

NOTE 11 -- POST RETIREMENT BENEFITS

       The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $2.6 million (2002 -- $10.1 million).

       The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

       Settlement losses were recognized in the current year due to payments to former employees under the former Co-Steel plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                  PENSION BENEFITS             OTHER BENEFIT PLANS
                                             ---------------------------   ---------------------------
                                              YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 2003           2002           2003           2002
                                             ------------   ------------   ------------   ------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost...............................    $  8,027       $  5,606       $    880       $    341
Interest cost..............................      20,831         12,830          2,247            876
Expected return on plan assets.............      (9,716)       (13,536)            --             --
Amortization of prior service cost.........         (35)           388             --             --
Recognized actuarial gain..................         892              4             --             --
Settlement loss............................         131             --             --             --
                                               --------       --------       --------       --------
Net periodic benefit cost..................    $ 20,130       $  5,292       $  3,127       $  1,217
                                               ========       ========       ========       ========

                         GERDAU AMERISTEEL CORPORATION

                                                  PENSION BENEFITS             OTHER BENEFIT PLANS
                                             ---------------------------   ---------------------------
                                              YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 2003           2002           2003           2002
                                             ------------   ------------   ------------   ------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation at beginning of
  period...................................    $301,352       $164,260       $ 31,978       $  9,068
Acquisition of Co-Steel....................          --        111,531             --         22,048
Service cost...............................       8,027          5,606            880            341
Interest cost..............................      20,831         12,829          2,247            876
Plan participants' contributions...........          --             --            647            532
Amendments.................................          --          2,232             --             --
Actuarial loss.............................      11,248         13,659          1,188            444
Benefits and administrative expenses
  paid.....................................     (14,918)        (8,765)        (2,260)        (1,331)
Settlement loss............................         275             --             --             --
Foreign exchange gain......................      32,753             --          3,874             --
                                               --------       --------       --------       --------
Benefit obligation at end of period........    $359,568       $301,352       $ 38,554       $ 31,978
                                               ========       ========       ========       ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
  period...................................    $206,070       $133,827       $     --       $     --
Acquisition of Co-Steel....................          --         79,628             --             --
Actual return on plan assets...............      42,447         (8,762)            --             --
Employer contribution......................      18,470         10,142          1,613            799
Plan participants' contributions...........          --             --            647            532
Benefits and administrative expenses
  paid.....................................     (14,917)        (8,765)        (2,260)        (1,331)
Foreign exchange gain......................      26,173             --             --             --
                                               --------       --------       --------       --------
Fair value of plan assets at end of
  period...................................    $278,243       $206,070       $     --       $     --
                                               ========       ========       ========       ========
RECONCILIATION OF FUNDED STATUS -- END OF
  PERIOD
Funded status..............................    $(81,325)      $(95,282)      $(38,554)      $(31,978)
Unrecognized Transition Liability..........       1,905          1,702             --             --
Unrecognized prior service cost............       2,673          2,564             --             --
Unrecognized actuarial loss................      39,069         52,139          1,878            689
                                               --------       --------       --------       --------
Net amount recognized......................    $(37,678)      $(38,877)      $(36,676)      $(31,289)
                                               ========       ========       ========       ========

ASSUMPTIONS

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31,      2003            2002
----------------------------------------------------------------------------------  -------------   -------------
Discount rate..........................................................             6.25% -- 6.50%  6.50% -- 6.75%
Rate of compensation increases.........................................             2.50% -- 4.50%  4.25% -- 4.50%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST
FOR YEARS ENDED DECEMBER 31,                                                  2003            2002
------------------------------------------------------------------------  -------------   -------------
Discount rate.....................................................        6.50% -- 6.75%  6.50% -- 6.75%
Expected long-term return on plan assets..........................        7.25% -- 8.40%  7.50% -- 9.25%
Rate of compensation increase.....................................        2.50% -- 4.50%  4.25% -- 4.50%

                         GERDAU AMERISTEEL CORPORATION

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31,             2003             2002
----------------------------------------------------        --------------   ---------------
Health care cost trend rate assumed for next year.........  9.00% -- 10.00%  10.00% -- 12.00%
Rate to which the cost trend rate is assumed to decline
  (ultimate trend rate)...................................           5.50%             5.50%
Year that the rate reaches the ultimate trend rate........            2008              2008

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                               1 PERCENTAGE     1 PERCENTAGE
                                                              POINT INCREASE   POINT DECREASE
                                                              --------------   --------------
Effect on total of service and interest cost................      $  367          $  (136)
Effect on postretirement benefit obligation.................      $3,694          $(1,194)

PLAN ASSETS

       The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

ASSET CATEGORY

                                                              PLAN ASSETS AT
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
Equity securities...........................................   70.4%    66.3%
Debt securities.............................................   23.9%    28.5%
Real estate.................................................    0.5%     0.5%
Other.......................................................    5.2%     4.7%
                                                               ----     ----
Total.......................................................    100%     100%
                                                               ====     ====

       The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

       The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55%-85% in equity securities, 20%-35% in debt securities and 0%-10% in real estate and other.

CONTRIBUTIONS

       The Company expects to contribute $4.6 million to its pension plans and $980 thousand to its other postretirement benefit plans in 2004.

NOTE 12 -- FINANCIAL INSTRUMENTS

       The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal

                         GERDAU AMERISTEEL CORPORATION
course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2003, was approximately $89 thousand.

NOTE 13 -- CAPITAL STOCK

       Capital stock consists of the following shares:

                                                        AUTHORIZED     ISSUED
                                                          NUMBER       NUMBER      INVESTED CAPITAL
                                                        ----------   -----------   ----------------
                                                                                    (IN THOUSANDS)
December 31, 2003
Common................................................  Unlimited    198,090,861       $547,601
December 31, 2002
Common................................................  Unlimited    184,892,360       $513,400

       The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

       The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                                  2003           2002
                                                              ------------   ------------
Net income (loss)...........................................  $    (20,741)  $     11,132
Weighted average shares outstanding -- Basic................   194,791,236    143,045,393
Earnings (loss) per share -- Basic..........................  $      (0.11)  $       0.07
                                                              ============   ============
Weighted average shares outstanding -- Diluted..............   194,791,236    143,045,393
Earnings (loss) per share -- Diluted........................  $      (0.11)  $       0.07
                                                              ============   ============

       At December 31, 2003, options to purchase 1,013,700 (1,367,400 -- 2002)
common shares were not included in the computation of diluted earnings (loss) per share because the options' exercise prices were greater than the market price of the common shares in 2002 and the inclusion of option shares in 2003 would be anti-dilutive. The conversion into common shares of the convertible debentures has not been included in the diluted earnings (loss) per share calculations as the conversion rate of Cdn$26.25 per share is antidilutive.

                         GERDAU AMERISTEEL CORPORATION

NOTE 14 -- STOCK COMPENSATION PLANS

       The Company has several stock based compensation plans, which are described below.

       Under the former Co-Steel plan, the Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

       A subsidiary of the Company, AmeriSteel, had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

       The Company has long-term incentive plans available to executive management (the "Stakeholder Plans") to ensure the Company's senior management's interest is congruent with its shareholders. Awards are determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of the Company or Gerdau S.A., for which a 25% premium is earned if elected. The awards are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002 were $150 thousand and $90 thousand, respectively. It is not anticipated that further awards will be granted under the plans.

       In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. It is not anticipated that additional shares, options, or SARs will be issued under the current plan. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002, were $3.5 million and $0, respectively.

       In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of common shares that can be issued under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2003. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see note 2). It is not anticipated that additional shares, options, or SARs will be issued under the current plan.

       In July 2002, AmeriSteel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of

                         GERDAU AMERISTEEL CORPORATION
the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002, were $5.9 million and $0, respectively.

       In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

       A summary of the Company's stock option plans is as follows:

                                          YEAR ENDED DECEMBER 31, 2003   YEAR ENDED DECEMBER 31, 2002
                                          ----------------------------   ----------------------------
                                          NUMBER OF   WEIGHTED-AVERAGE   NUMBER OF   WEIGHTED-AVERAGE
                                           SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                                          ---------   ----------------   ---------   ----------------
AMERISTEEL PLANS
Outstanding, beginning of period........    281,197        $20.37          307,664        $19.18
Exchange for options of Gerdau
  Ameristeel............................   (281,197)        20.37               --            --
Granted.................................         --            --           58,650         17.00
Exercised...............................         --            --          (17,233)        12.75
Forfeited...............................         --            --          (67,884)        14.02
                                          ---------        ------        ---------        ------
Outstanding, end of period..............         --                        281,197        $20.37
                                          =========        ======        =========        ======
GERDAU AMERISTEEL PLANS
Outstanding, beginning of period........  1,367,400        $ 9.30               --
Merger with Co-Steel....................         --            --        1,367,400        $ 9.30
Ameristeel Plans Options exchanged for
  Gerdau Ameristeel Options.............  2,660,601          2.15               --            --
Granted.................................         --            --               --            --
Exercised...............................         --            --               --            --
Expired.................................   (421,431)        19.72               --            --
                                          ---------        ------        ---------        ------
Outstanding, end of period..............  3,606,570        $ 6.41        1,367,400        $ 9.30
                                          =========        ======        =========        ======

                         GERDAU AMERISTEEL CORPORATION

       The following table summarizes information about options outstanding at December 31, 2003:

                                                        WEIGHTED-AVERAGE
                                                           REMAINING       WEIGHTED-AVERAGE     NUMBER
EXERCISE PRICE RANGE US$           NUMBER OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE
------------------------           ------------------   ----------------   ----------------   -----------
$ 1.32 to $ 1.43.................        914,262           5.3 years            $ 1.38           552,431
$ 1.80 to $ 1.90.................        966,740           6.8 years              1.85           446,829
$ 2.11 to $ 2.96.................        711,868           5.2 years              2.61           572,807
$14.39 to $17.41(1)..............        349,000           3.0 years             15.64           349,000
$18.69 to $23.70(1)..............        664,700           1.7 years             19.24           664,700
                                       ---------                                               ---------
                                       3,606,570                                               2,585,767
                                       =========                                               =========

------------

Note:

(1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2003.

NOTE 15 -- CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

       As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

       In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as at December 31, 2003 to be approximately $13.6 million
(2002 -- $14.9 million), with these costs recorded as a liability at December 31, 2003, of which the Company expects to pay approximately $1.5 million within the year ended December 31, 2004. Included in the amounts outstanding, $8.6 million was recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of Co-Steel in certain jurisdictions where Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

       Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such

                         GERDAU AMERISTEEL CORPORATION
contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

       In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site.

OTHER CLAIMS

       In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

       The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

YEAR ENDING DECEMBER 31,                                       AMOUNT
------------------------                                       -------
2004........................................................   $11,403
2005........................................................    10,411
2006........................................................     7,281
2007........................................................     6,035
2008........................................................     6,008
Thereafter..................................................    34,402
                                                               -------
                                                               $75,540
                                                               =======

       Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

SERVICE COMMITMENTS

       The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

NOTE 16 -- OTHER INCOME

       Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a

                         GERDAU AMERISTEEL CORPORATION
settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

       Other income, net of other expenses for the year ended December 31, 2002, consists of $6.1 million proceeds from an insurance settlement relating to environmental costs incurred by the Company in prior years, partially offset by $1.0 million relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

NOTE 17 -- SEGMENT INFORMATION

       The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

       Operational results and other financial data for the geographic and two business segments for years ended December 31 are presented below ($000s):

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2003   DECEMBER 31, 2002
                                                              -----------------   -----------------
Revenue from external customers:
  Steel mills...............................................     $1,631,712          $  771,906
  Downstream products.......................................        296,127             264,149
                                                                 ----------          ----------
     Total..................................................     $1,927,839          $1,036,055
                                                                 ==========          ==========
Inter-company sales:
  Steel mills...............................................     $  314,693          $  159,027
  Downstream products.......................................             --                  --
  Corp/eliminations/other...................................       (314,693)           (159,027)
                                                                 ----------          ----------
     Total..................................................     $       --          $       --
                                                                 ==========          ==========
Total sales:
  Steel mills...............................................     $1,946,405          $  930,933
  Downstream products.......................................        296,127             264,149
  Corp/eliminations/other...................................       (314,693)           (159,027)
                                                                 ----------          ----------
     Total..................................................     $1,927,839          $1,036,055
                                                                 ==========          ==========
Net income (loss):
  Steel mills...............................................     $   17,758          $   49,973
  Downstream products.......................................          6,620               8,842
  Corp/eliminations/other...................................        (45,119)            (47,683)
                                                                 ----------          ----------
     Total..................................................     $  (20,741)         $   11,132
                                                                 ==========          ==========

                         GERDAU AMERISTEEL CORPORATION

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2003   DECEMBER 31, 2002
                                                              -----------------   -----------------
Depreciation and amortization expense:
  Steel mills...............................................     $   76,674          $   46,460
  Downstream products.......................................          4,383               3,775
  Corp/eliminations/other...................................          6,859               9,620
                                                                 ----------          ----------
     Total..................................................     $   87,916          $   59,855
                                                                 ==========          ==========
Segment assets:
  Steel mills...............................................     $1,545,619          $1,424,363
  Downstream products.......................................        169,599             122,425
  Corp/eliminations/other...................................          6,990              30,646
                                                                 ----------          ----------
     Total..................................................     $1,722,208          $1,577,434
                                                                 ==========          ==========
Segment goodwill:
  Steel mills...............................................     $   90,889          $   89,181
  Downstream products.......................................         25,675              25,193
                                                                 ----------          ----------
     Total..................................................     $  116,564          $  114,374
                                                                 ==========          ==========
Capital expenditures:
  Steel mills...............................................     $   55,152          $   24,581
  Downstream products.......................................          2,198               7,131
  Corp/eliminations/other...................................          1,853               1,770
                                                                 ----------          ----------
     Total..................................................     $   59,203          $   33,482
                                                                 ==========          ==========

       Geographic data is as follows:

                                                            UNITED STATES    CANADA      TOTAL
                                                            -------------   --------   ----------
DECEMBER 31, 2003
Revenue from external customers...........................   $1,480,901     $446,938   $1,927,839
Long-lived assets.........................................      652,557      266,650      919,207
DECEMBER 31, 2002
Revenue from external customers...........................   $  862,300     $173,755   $1,036,055
Long-lived assets.........................................      665,697      233,251      898,948

                         GERDAU AMERISTEEL CORPORATION

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2003   DECEMBER 31, 2002
                                                              -----------------   -----------------
REVENUES BY PRODUCT LINES
Mill finished goods:
  Stock rebar...............................................     $  433,396          $  198,460
  Merchant bar/special sections.............................        791,917             440,909
  Rods......................................................        194,043              47,060
  Flat rolled...............................................        215,380              38,572
                                                                 ----------          ----------
Total mill finished goods:..................................      1,634,736             725,001
Billets.....................................................         17,850              15,313
                                                                 ----------          ----------
Total mill products.........................................      1,652,586             740,314
Other mill segments.........................................             --              31,101
Fabricating and downstream..................................        275,253             264,640
                                                                 ----------          ----------
Total segment revenues......................................     $1,927,839          $1,036,055
                                                                 ==========          ==========

NOTE 18 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

       Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned Subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 2003

                                                     GERDAU
                                                   AMERISTEEL                    NON-
                                         GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        --------   -----------   ----------   ----------   ------------   ------------
                                                                      (US$ IN THOUSANDS)
                                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........  $     --   $    3,033    $    5,813    $  1,613    $        --     $   10,459
  Accounts receivable, net............        --       45,425       158,475      29,431             --        233,331
  Inventories.........................        --       71,477       279,976      25,005             --        376,458
  Deferred tax assets.................        --           --        13,269          --             --         13,269
  Other current assets................        --        6,101        14,495       1,012             --         21,608
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL CURRENT ASSETS..................        --      126,036       472,028      57,061             --        655,125
PROPERTY, PLANT AND EQUIPMENT.........        --      175,654       603,209     140,344             --        919,207
INVESTMENT IN SUBSIDIARIES............   445,946      687,222       334,465          --     (1,467,633)            --
OTHER ASSETS..........................        --          124           (52)        132             --            204
GOODWILL..............................        --           --       111,877       4,687             --        116,564
DEFERRED FINANCING COSTS..............    10,977          145         4,902          39             --         16,063
DEFERRED TAX ASSETS...................        --       34,253       (53,667)     34,459             --         15,045
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL ASSETS..........................  $456,923   $1,023,434    $1,472,762    $236,722    $(1,467,633)    $1,722,208
                                        ========   ==========    ==========    ========    ===========     ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable....................  $     --   $   44,798    $  163,114    $ 23,440    $        --     $  231,352
  Intercompany........................     4,696      111,628            --          --       (116,324)            --
  Accrued salaries, wages and employee
    benefits..........................        --        3,297        26,435          --             --         29,732
  Accrued Interest....................    21,360        1,433           937          --             --         23,730
  Other current liabilities...........      (895)      10,873        23,558         821             --         34,357
  Bank indebtedness...................        --           --         1,524         531             --          2,055
  Current portion of long-term
    borrowings........................        --           --           798         452             --          1,250
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL CURRENT LIABILITIES.............    25,161      172,029       216,366      25,244       (116,324)       322,476
ACCRUED BENEFIT OBLIGATION............        --       51,076        23,278          --             --         74,354
LONG-TERM BORROWINGS..................   397,271       75,078        87,669       6,945             --        566,963
CONVERTIBLE DEBENTURE.................        --       96,719            --          --             --         96,719
RELATED PARTY BORROWINGS..............        --      (72,681)       73,127    (115,437)       114,991             --
DEFERRED TAX LIABILITIES..............        --           --        64,355          --             --         64,355
OTHER LIABILITIES.....................        --           53        45,778          --             --         45,831
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL LIABILITIES.....................   422,432      322,274       510,573     (83,248)        (1,333)     1,170,698
SHAREHOLDERS' EQUITY
  Capital Stock.......................    61,109      727,862       951,354     317,220     (1,509,944)       547,601
  Retained earnings (accumulated
    deficit)..........................   (16,987)      11,242       (33,584)     20,183           (266)       (19,412)
  Cumulative translation adjustment...    (9,631)     (37,944)       44,419     (17,433)        43,910         23,321
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY............    34,491      701,160       962,189     319,970     (1,466,300)       551,510
                                        --------   ----------    ----------    --------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................  $456,923   $1,023,434    $1,472,762    $236,722    $(1,467,633)    $1,722,208
                                        ========   ==========    ==========    ========    ===========     ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 2002

                                                      GERDAU
                                                    AMERISTEEL                    NON-
                                           GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                          -------   -----------   ----------   ----------   ------------   ------------
                                                                       (US$ IN THOUSANDS)
                                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............  $    --    $  9,118     $    2,161    $  5,082     $      --      $   16,361
  Accounts receivable, net..............       --      25,950        129,113      21,480        (3,798)        172,745
  Inventories...........................       --      47,883        281,879      21,797          (159)        351,400
  Deferred tax assets...................       --      32,019        (57,001)     36,399            --          11,417
  Other current assets..................       --          --          2,923          74            --           2,997
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL CURRENT ASSETS....................       --     114,970        359,075      84,832        (3,957)        554,920
PROPERTY, PLANT AND EQUIPMENT...........       --     100,040        656,939     141,616           353         898,948
INVESTMENT IN SUBSIDIARIES..............   94,208          --          8,356        (562)     (102,002)             --
GOODWILL................................       --          --        109,687       4,687            --         114,374
DEFERRED FINANCING COSTS................       --          --          2,514          --            --           2,514
DEFERRED TAX ASSETS.....................       --       6,033             --          --            --           6,033
OTHER ASSETS............................    1,201        (440)          (159)         43            --             645
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL ASSETS............................  $95,409    $220,603     $1,136,412    $230,616     $(105,606)     $1,577,434
                                          =======    ========     ==========    ========     =========      ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable......................  $    --    $ 30,298     $  121,968    $ 22,445     $  (4,377)     $  170,334
  Accrued salaries, wages and employee
    benefits............................       --       4,436         19,360       3,546            --          27,342
  Other current liabilities.............     (837)      1,939         42,110          55            --          43,267
  Interest Payable......................      145       1,497          1,723          30            --           3,395
  Bank indebtedness.....................       --      24,880         (7,185)      5,684            --          23,379
  Current portion of long-term
    borrowings..........................   14,501          --         68,906         535            --          83,942
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL CURRENT LIABILITIES...............   13,809      63,050        246,882      32,295        (4,377)        351,659
LONG TERM BORROWINGS, LESS CURRENT
  PORTION...............................   35,500     146,967        222,804       6,562            --         411,833
CONVERTIBLE DEBENTURES..................       --      79,134             --          --            --          79,134
RELATED PARTY BORROWINGS................   23,398          --        (23,398)         --            --              --
ACCRUED BENEFIT OBLIGATION..............       --          --         70,166          --            --          70,166
OTHER LIABILITIES.......................       --      13,099         16,076          --            --          29,175
DEFERRED TAX LIABILITIES................       --          --         87,616         222           353          88,191
MINORITY INTEREST.......................       --          --         33,312          --            --          33,312
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL LIABILITIES.......................   72,707     302,250        653,458      39,079        (4,024)      1,063,470
SHAREHOLDERS' EQUITY
  Capital stock.........................   22,385     (81,647)       483,473     190,610      (101,421)        513,400
  Retained earnings (accumulated
    deficit)............................      317          --            246         927          (161)          1,329
  Cumulative translation adjustment.....       --          --           (765)         --            --            (765)
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL SHAREHOLDERS' EQUITY..............   22,702     (81,647)       482,954     191,537      (101,582)        513,964
                                          -------    --------     ----------    --------     ---------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY................................  $95,409    $220,603     $1,136,412    $230,616     $(105,606)     $1,577,434
                                          =======    ========     ==========    ========     =========      ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                      GERDAU
                                                    AMERISTEEL                    NON-
                                          GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         --------   -----------   ----------   ----------   ------------   ------------
                                                               (US$ IN THOUSANDS)
OPERATING ACTIVITIES
Net (loss) income......................  $(17,305)   $  (8,551)    $(14,036)   $  19,256    $      (105)     $(20,741)
Adjustment to reconcile net income
  (loss) to net cash provided by (used
  for) operating activities:
  Depreciation.........................        --       14,534       58,814        9,904             --        83,252
  Amortization.........................     2,094        5,321       (1,134)      (1,617)            --         4,664
  Deferred income taxes................        --       (6,582)     (15,939)        (198)            --       (22,719)
  Loss on disposition of property,
    plant and equipment................        --           --          192           --             --           192
  Foreign exchange on related party
    loans..............................     4,707        2,534           --           --             --         7,241
Changes in operating assets and
  liabilities, net of acquisitions:
  Accounts receivable..................        --       (1,311)     (39,365)     (10,396)            --       (51,072)
  Inventories..........................        --          593        1,711       (2,567)            --          (263)
  Other assets.........................     1,201       (3,246)      (4,481)         472             --        (6,054)
  Liabilities..........................    20,400       33,728       (8,892)       4,156             --        49,392
  Intercompany.........................        --      129,449      (88,555)       2,667        (43,561)           --
                                         --------    ---------     --------    ---------    -----------      --------
NET CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES.................    11,097      166,469     (111,685)      21,677        (43,666)       43,892
                                         --------    ---------     --------    ---------    -----------      --------
INVESTING ACTIVITIES
  Investments..........................  (362,715)    (840,572)    (682,795)    (108,024)     1,994,106            --
                                         --------    ---------     --------    ---------    -----------      --------
  Additions to property, plant and
    equipment..........................        --       (7,979)     (47,172)      (4,052)            --       (59,203)
  Proceeds from dispositions...........        --           --        2,643           --             --         2,643
                                         --------    ---------     --------    ---------    -----------      --------
NET CASH USED IN INVESTING
  ACTIVITIES...........................  (362,715)    (848,551)    (727,324)    (112,076)     1,994,106       (56,560)
FINANCING ACTIVITIES
  Term debt payments...................        --           --       (9,395)          --             --        (9,395)
  Proceeds from issuance of new debt...   357,941      (61,281)    (191,321)          --        437,018       542,357
  (Payment) borrowing of short-term and
    long-term borrowings, net..........        --     (110,567)     (49,122)      (6,658)      (343,706)     (510,053)
  Increase in related party loans......   (34,069)     (21,096)     222,827     (119,022)       (48,640)           --
  Additions to deferred financing
    costs..............................   (10,977)          --       (4,662)          --             --       (15,639)
  Issuance of common stock.............    38,723      869,228      874,551      212,610     (1,995,112)           --
  Changes in minority interest.........        --           --         (217)          --             --          (217)
  Subsidiary stock activity............        --           --           --           --             --            --
                                         --------    ---------     --------    ---------    -----------      --------
NET CASH (USED FOR) PROVIDED BY
  FINANCING ACTIVITIES.................   351,618      676,284      842,661       86,930     (1,950,440)        7,053
  Effect of exchange rate changes......        --         (287)          --           --             --          (287)
                                         --------    ---------     --------    ---------    -----------      --------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS..........................        --       (6,085)       3,652       (3,469)            --        (5,902)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD............................        --        9,118        2,161        5,082             --        16,361
                                         --------    ---------     --------    ---------    -----------      --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...............................  $     --    $   3,033     $  5,813    $   1,613    $        --      $ 10,459
                                         ========    =========     ========    =========    ===========      ========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2002

                                                       GERDAU
                                                     AMERISTEEL                    NON-
                                           GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                          --------   -----------   ----------   ----------   ------------   ------------
                                                                        (US$ IN THOUSANDS)
OPERATING ACTIVITIES
Net (loss) income.......................  $  7,098    $    (743)    $  2,633    $   4,158      $(2,014)       $ 11,132
Adjustment to reconcile net income
  (loss) to net cash provided by (used
  for) operating activities:
  Depreciation..........................        --        1,576       52,782        4,242           83          58,683
  Amortization..........................        --           --        1,167            5           --           1,172
  Deferred income taxes.................        --       (1,518)     (10,017)       1,268         (161)        (10,428)
  Loss on disposition of property, plant
    and equipment.......................        --           --        1,044           --           --           1,044
  Unrealized foreign exchange on related
    party loans.........................        --           --          436           --           --             436
Changes in operating assets and
  liabilities, net of acquisitions:
  Accounts receivable...................        --       16,125          878          874        3,556          21,433
  Inventories...........................        --       (3,535)     (15,261)         794           11         (17,991)
  Other assets..........................       705       (4,410)      (5,544)         188           --          (9,061)
  Liabilities...........................     2,739       (3,710)     (13,140)      (5,156)      (3,085)        (22,352)
                                          --------    ---------     --------    ---------      -------        --------
NET CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES..................    10,542        3,785       14,978        6,373       (1,610)         34,068
                                          --------    ---------     --------    ---------      -------        --------
INVESTING ACTIVITIES
  Additions to property, plant and
    equipment...........................        --         (265)     (34,620)       1,325           78         (33,482)
  Purchase price for acquisitions.......        --           --       (6,856)          --           --          (6,856)
  Cash acquired in acquisition..........        --        1,688          131       16,646           --          18,465
  Proceeds from dispositions............        --           --          489           --           --             489
                                          --------    ---------     --------    ---------      -------        --------
NET CASH USED IN INVESTING ACTIVITIES...        --        1,423      (40,856)      17,971           78         (21,384)
                                          --------    ---------     --------    ---------      -------        --------
FINANCING ACTIVITIES
  Term debt payments....................      (466)          --      (29,037)          --           --         (29,503)
  Revolving credit borrowings
    (payments)..........................        --        3,910       39,344      (15,981)          --          27,273
  Increase in related party loans.......  (137,363)          --      139,113       (1,750)          --
  Additions to deferred financing
    costs...............................        --           --          705           --           --             705
  Changes in minority interest..........        --           --        2,678           --           --           2,678
  Issuance of common stock..............   127,287           --     (127,287)      (1,532)       1,532
  Subsidiary stock activity.............        --           --         (187)          --           --            (187)
  Dividends paid........................        --           --       (2,181)          --           --          (2,181)
                                          --------    ---------     --------    ---------      -------        --------
NET CASH (USED FOR) PROVIDED BY
  FINANCING ACTIVITIES..................   (10,542)       3,910       23,148      (19,263)       1,532          (1,215)
                                          --------    ---------     --------    ---------      -------        --------
EFFECT OF EXCHANGE RATE CHANGES.........        --           --         (195)          --           --            (195)
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS...........................        --        9,118       (2,925)       5,081           --          11,274
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD.............................        --           --        5,086            1           --           5,087
                                          --------    ---------     --------    ---------      -------        --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD................................  $     --    $   9,118     $  2,161    $   5,082      $    --        $ 16,361
                                          ========    =========     ========    =========      =======        ========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                          YEAR ENDED DECEMBER 31, 2003

                                              GERDAU
                                            AMERISTEEL                    NON-
                                  GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                 --------   -----------   ----------   ----------   ------------   ------------
                                                               (US$ IN THOUSANDS)
NET SALES......................  $     --    $349,728     $1,342,731    $240,887      $(5,507)      $1,927,839
OPERATING EXPENSES
  Cost of sales................        --     319,105      1,232,543     213,744       (5,514)       1,759,878
  Selling and administrative...         3      13,088         67,453       6,591          112           87,247
  Depreciation.................        --      14,534         58,814       9,904           --           83,252
  Other operating expense......        --      (3,671)         2,242         185           --           (1,244)
                                 --------    --------     ----------    --------      -------       ----------
                                        3     343,056      1,361,052     230,424       (5,402)       1,929,133
                                 --------    --------     ----------    --------      -------       ----------
INCOME(LOSS) FROM OPERATIONS...        (3)      6,672        (18,321)     10,463         (105)          (1,294)
                                 --------    --------     ----------    --------      -------       ----------
Amortization of deferred
  financing costs..............     2,094       5,321         (1,134)     (1,617)          --            4,664
Foreign Exchange...............    (8,402)      1,613          7,424          91           --              726
Interest.......................    23,539      20,976         14,677      (9,643)          --           49,549
                                 --------    --------     ----------    --------      -------       ----------
                                   17,231      27,910         20,967     (11,169)          --           54,939
                                 --------    --------     ----------    --------      -------       ----------
(LOSS) INCOME BEFORE TAXES.....   (17,234)    (21,238)       (39,288)     21,632         (105)         (56,233)
INCOME TAX (BENEFIT) EXPENSE...        71      (9,067)       (28,655)      2,376           --          (35,275)
                                 --------    --------     ----------    --------      -------       ----------
(LOSS) INCOME BEFORE MINORITY
  INTEREST.....................   (17,305)    (12,171)       (10,633)     19,256         (105)         (20,958)
STOCK DIVIDENDS................        --      (3,620)         3,620          --           --               --
MINORITY INTEREST..............        --          --            217          --           --              217
                                 --------    --------     ----------    --------      -------       ----------
NET (LOSS) INCOME..............  $(17,305)   $ (8,551)    $  (14,036)   $ 19,256      $  (105)      $  (20,741)
                                 ========    ========     ==========    ========      =======       ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                          YEAR ENDED DECEMBER 31, 2002

                                               GERDAU
                                             AMERISTEEL                    NON
                                   GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                  --------   -----------   ----------   ----------   ------------   ------------
                                                                (US$ IN THOUSANDS)
NET SALES.......................  $     --     $40,547      $937,612     $64,353       $(6,457)      $1,036,055
OPERATING EXPENSES
  Cost of sales.................        --      38,777       784,516      50,245        (6,447)         867,091
  Selling and administrative....       725       1,591        57,570       2,288            (1)          62,173
  Depreciation..................        --       1,576        52,782       4,242            83           58,683
  Other operating expense.......   (17,385)         --        12,300          13            --           (5,072)
                                  --------     -------      --------     -------       -------       ----------
                                   (16,660)     41,944       907,168      56,788        (6,365)         982,875
                                  --------     -------      --------     -------       -------       ----------
INCOME (LOSS) FROM OPERATIONS...    16,660      (1,397)       30,444       7,565           (92)          53,180
                                  --------     -------      --------     -------       -------       ----------
OTHER EXPENSES
  Interest......................     8,304       1,918        25,082       1,289         2,005           38,598
  Foreign exchange (gains)
     losses.....................        --          --           230          --            --              230
  Amortization of deferred
     financing costs............        --          --         1,167           5            --            1,172
                                  --------     -------      --------     -------       -------       ----------
                                     8,304       1,918        26,479       1,294         2,005           40,000
                                  --------     -------      --------     -------       -------       ----------
(LOSS) INCOME BEFORE TAXES......     8,356      (3,315)        3,965       6,271        (2,097)          13,180
INCOME TAX (BENEFIT) EXPENSE....     1,258      (2,572)         (375)      2,113           (83)             341
                                  --------     -------      --------     -------       -------       ----------
(LOSS) INCOME BEFORE MINORITY
  INTEREST......................     7,098        (743)        4,340       4,158        (2,014)          12,839
MINORITY INTEREST...............        --          --        (1,707)         --            --           (1,707)
                                  --------     -------      --------     -------       -------       ----------
NET (LOSS) INCOME...............  $  7,098     $  (743)     $  2,633     $ 4,158       $(2,014)      $   11,132
                                  ========     =======      ========     =======       =======       ==========

NOTE 19 -- SUBSEQUENT EVENTS

       The Company completed the exchange of its $405 million Senior Notes on January 23, 2004. The exchanged notes have substantially the same form and terms as the original outstanding notes that were offered in a private placement in the June 2003 refinancing. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

       During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

       In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.0 million. The transaction was accounted for as a business combination.

                         GERDAU AMERISTEEL CORPORATION

NOTE 20 -- DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

       The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The most significant differences between Canadian and United States GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for pensions, derivative instruments and the reporting of comprehensive income.

       The following table reconciles the consolidated statements of earnings
(loss) as reported under Canadian GAAP with those that would have been reported under United States GAAP:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                              ------------------
                                                                2003      2002
                                                              --------   -------
NET (LOSS) INCOME -- CANADIAN GAAP..........................  $(20,741)  $11,132
Adjustment to purchase price allocation relating to
  differences under US GAAP(a)..............................    (2,600)     (451)
Changes in fair value of interest rate derivatives(c).......    (3,354)      368
                                                              --------   -------
NET (LOSS) INCOME -- UNITED STATES GAAP.....................  $(26,695)  $11,049
                                                              ========   =======
OTHER COMPREHENSIVE INCOME (LOSS):
  Derivative gain (loss)(c).................................     3,466    (2,310)
  Minimum unfunded pension liability(d).....................     5,357   (16,309)
  Foreign currency translation adjustment(b)................    24,085       179
                                                              --------   -------
OTHER COMPREHENSIVE INCOME (LOSS) -- UNITED STATES GAAP.....    32,908   (18,440)
                                                              --------   -------
COMPREHENSIVE INCOME (LOSS) -- UNITED STATES GAAP...........  $  6,213   $(7,391)
                                                              ========   =======
Net (loss) earnings per share -- United States GAAP
  Basic.....................................................  $  (0.04)  $  0.08
  Diluted...................................................  $  (0.04)  $  0.08
                                                              ========   =======

------------

(a)  Adjustment to Purchase Price Allocation Relating to differences under US
     GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the US Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to US GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures, a permanent difference results in the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to both property, plant and equipment and to investment in subsidiary. As a result, there is a difference in depreciation expense. Additionally, due to the difference in accounting treatment for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)  Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses.

                         GERDAU AMERISTEEL CORPORATION

(c)  Derivative Instruments

     The Company has interest rate swap agreements. Under US GAAP, unrealized gains and losses on the mark-to-market valuation of the swaps may be subject to hedge treatment under SFAS No. 133 whereby all or a portion of the mark-to-market gain or loss is recorded to other comprehensive income and the swap recorded at fair value. Any ineffective portion is recorded against income.

(d)  Accumulated unfunded pension liability

     Under U.S. GAAP, the Company should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

       The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and US GAAP:

                                                        CANADIAN GAAP      UNITED STATES GAAP
                                                        DECEMBER 31,          DECEMBER 31,
                                                     -------------------   -------------------
                                                       2003       2002       2003       2002
                                                     --------   --------   --------   --------
ASSETS
Current assets.....................................  $655,125   $554,920   $601,988   $518,144
Property, plant & equipment........................   919,207    898,948    795,062    765,644
Goodwill...........................................   116,564    114,674    116,564    114,374
Other assets.......................................    31,312      9,192    163,494    121,595
LIABILITIES
Current liabilities (excl indebtedness)............   319,171    244,338    296,482    222,471
Current portion of long-term debt..................     3,305    107,321      2,774    101,090
Long-term debt & related party debt................   663,682    490,967    641,005    463,423
Other long-term liabilities........................   120,185     99,341    138,168    132,894
Deferred income taxes..............................    64,355     88,191     65,072     73,375
Minority interest..................................        --     33,312         --     33,312
SHAREHOLDERS' EQUITY
Invested capital...................................   547,601    513,400    547,601    513,400
Retained earnings (deficit)........................   (19,412)     1,329    (25,816)       879
Cumulative translation adjustment..................    23,321       (765)        --         --
Other comprehensive income.........................        --         --     11,821    (21,087)

                         GERDAU AMERISTEEL CORPORATION

       Changes in shareholders' equity under US GAAP were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
Shareholders' equity at beginning of year...................   $493,192     $ 47,728
Net (loss) earnings.........................................    (26,695)      11,049
Subsidiary stock activity...................................         --         (187)
Minority interest exchange..................................     34,201           --
Debt converted to equity....................................         --      325,948
Acquisition.................................................         --      129,275
Foreign currency translation adjustment.....................     24,085          179
Other comprehensive income (loss)...........................      8,823      (18,619)
Dividends...................................................         --       (2,181)
                                                               --------     --------
Shareholders' equity at end of year.........................   $533,606     $493,192
                                                               ========     ========

       The difference in consolidated shareholders' equity may be reconciled as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
Shareholders' equity based on Canadian GAAP.................   $551,510     $513,964
                                                               --------     --------
US GAAP purchase price adjustments..........................     (3,051)        (451)
Accumulated unfunded pension................................    (11,499)     (16,856)
Unrealized losses on interest rate derivatives..............     (3,354)      (3,465)
                                                               --------     --------
Cumulative reduction in net earnings under US GAAP..........    (17,904)     (20,772)
                                                               --------     --------
Shareholders' equity based on US GAAP.......................   $533,606     $493,192
                                                               ========     ========

       There are no significant differences with respect to the consolidated statement of cash flows between US GAAP and Canadian GAAP.

                             U.S. GAAP/U.S. DOLLAR
                       CONSOLIDATED FINANCIAL STATEMENTS

                         GERDAU AMERISTEEL CORPORATION
                             JUNE 30, 2004 AND 2003

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,    DECEMBER 31,
                                                                 2004          2003
                                                              ----------   ------------
                                                                 (US$ IN THOUSANDS)
                                                                     (UNAUDITED)
                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $   16,886    $    9,950
  Accounts receivable, net..................................     304,731       205,226
  Inventories (note 5)......................................     427,259       352,842
  Deferred tax assets.......................................      13,269        13,269
  Other current assets......................................      17,469        20,701
                                                              ----------    ----------
     TOTAL CURRENT ASSETS...................................     779,614       601,988
INVESTMENTS (note 7)........................................     161,834       132,314
PROPERTY, PLANT AND EQUIPMENT (note 6)......................     780,475       795,063
GOODWILL....................................................     117,915       116,564
DEFERRED FINANCING COSTS....................................      14,906        16,063
DEFERRED TAX ASSETS.........................................       7,592        15,045
OTHER ASSETS................................................         100            72
                                                              ----------    ----------
TOTAL ASSETS................................................  $1,862,436    $1,677,109
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $  242,208    $  208,664
  Accrued salaries, wages and employee benefits.............      32,494        29,732
  Accrued interest..........................................      21,190        23,730
  Other current liabilities.................................      54,809        34,357
  Bank indebtedness (note 8)................................       3,021         1,524
  Current portion of long-term borrowings (note 8)..........      26,161         1,250
                                                              ----------    ----------
     TOTAL CURRENT LIABILITIES..............................     379,883       299,257
LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 8).........     428,302       562,703
CONVERTIBLE DEBENTURES......................................      74,751        78,302
ACCRUED BENEFIT OBLIGATIONS (note 9)........................      82,988        92,996
OTHER LIABILITIES...........................................      43,540        45,172
DEFERRED TAX LIABILITIES....................................      97,528        65,072
                                                              ----------    ----------
TOTAL LIABILITIES...........................................   1,106,992     1,143,502
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
  Capital stock (note 10)...................................     645,737       547,601
  Retained earnings (accumulated deficit)...................     101,155       (25,816)
  Accumulated other comprehensive income....................       8,552        11,822
                                                              ----------    ----------
TOTAL SHAREHOLDERS' EQUITY..................................     755,444       533,607
                                                              ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $1,862,436    $1,677,109
                                                              ==========    ==========

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                     THREE MONTHS ENDED          SIX MONTHS ENDED
                                                   -----------------------   -------------------------
                                                    JUNE 30,     JUNE 30,      JUNE 30,      JUNE 30,
                                                      2004         2003          2004          2003
                                                   ----------   ----------   ------------   ----------
                                                   (US$ IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                                                       (UNAUDITED)
NET SALES........................................   $733,774     $440,797     $1,352,727     $857,360
OPERATING EXPENSES
  Cost of sales..................................    556,288      399,580      1,097,545      791,279
  Selling and administrative.....................     22,779       18,241         43,819       35,272
  Depreciation...................................     18,973       17,027         37,887       35,152
  Other operating (income) expense...............       (510)       1,602         (1,471)        (179)
                                                    --------     --------     ----------     --------
                                                     597,530      436,450      1,177,780      861,524
                                                    --------     --------     ----------     --------
INCOME (LOSS) FROM OPERATIONS....................    136,244        4,347        174,947       (4,164)
EARNINGS FROM JOINT VENTURES.....................     36,184        1,176         45,695        4,862
                                                    --------     --------     ----------     --------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES....    172,428        5,523        220,642          698
OTHER EXPENSES
  Interest, net..................................     10,039       15,840         28,059       25,923
  Foreign exchange (gain) loss...................        418          262            675         (571)
  Amortization of deferred financing costs.......        626        3,204          1,248        3,578
                                                    --------     --------     ----------     --------
                                                      11,083       19,306         29,982       28,930
                                                    --------     --------     ----------     --------
INCOME (LOSS) BEFORE INCOME TAXES................    161,345      (13,783)       190,660      (28,232)
INCOME TAX EXPENSE (BENEFIT).....................     55,879       (6,897)        63,689      (14,818)
                                                    --------     --------     ----------     --------
INCOME (LOSS) BEFORE MINORITY INTEREST...........    105,466       (6,886)       126,971      (13,414)
MINORITY INTEREST................................         --           --             --          217
                                                    --------     --------     ----------     --------
NET INCOME (LOSS)................................   $105,466     $ (6,886)    $  126,971     $(13,197)
                                                    ========     ========     ==========     ========
EARNINGS (LOSS) PER COMMON SHARE -- BASIC........   $   0.48     $  (0.03)    $     0.61     $  (0.07)
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED......   $   0.48     $  (0.03)    $     0.60     $  (0.07)

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                           RETAINED EARNINGS   ACCUMULATED OTHER
                                   NUMBER OF    INVESTED     (ACCUMULATED        COMPREHENSIVE
                                    SHARES      CAPITAL        DEFICIT)          INCOME (LOSS)      TOTAL
                                  -----------   --------   -----------------   -----------------   --------
                                                             (US$ IN THOUSANDS)
                                                                 (UNAUDITED)
BALANCE -- DECEMBER 31, 2002....  184,892,360   $513,400       $   (107)           $(20,094)       $493,199
                                                                                                   --------
Comprehensive income:
  Net loss......................           --         --        (13,197)                 --         (13,197)
  Other comprehensive income:
     Unrealized loss on cash
       flow hedge...............           --         --             --               3,550           3,550
     Foreign exchange...........           --         --             --              28,630          28,630
                                                                                                   --------
Comprehensive income............                                                                     18,983
                                  -----------   --------       --------            --------        --------
  Acquisition of minority
     interest...................   13,198,501     34,201             --                  --          34,201
                                  -----------   --------       --------            --------        --------
BALANCE -- JUNE 30, 2003........  198,090,861   $547,601       $(13,304)           $ 12,086        $546,383
                                  -----------   --------       --------            --------        --------
BALANCE -- DECEMBER 31, 2003....  198,090,861   $547,601       $(25,816)           $ 11,822        $533,607
                                                                                                   --------
Comprehensive income:
  Net income....................           --         --        126,971                  --         126,971
  Other comprehensive income:
     Foreign exchange...........           --         --             --              (3,270)         (3,270)
                                                                                                   --------
Comprehensive income............                                                                    123,701
  Stock issuance................   26,800,000     97,771             --                  --          97,771
  Employee stock options........      198,476        365             --                  --             365
                                  -----------   --------       --------            --------        --------
BALANCE -- JUNE 30, 2004........  225,089,337   $645,737       $101,155            $  8,552        $755,444
                                  ===========   ========       ========            ========        ========

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                        --------------------   -------------------
                                                        JUNE 30,   JUNE 30,    JUNE 30,   JUNE 30,
                                                          2004       2003        2004       2003
                                                        --------   ---------   --------   --------
                                                                    (US$ IN THOUSANDS)
                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................................  $105,466   $  (6,886)  $126,971   $(13,197)
Adjustment to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation........................................    18,973      17,027     37,887     35,152
  Amortization........................................       626       3,204      1,248      3,578
  Deferred income taxes...............................    33,891      (5,368)    38,032    (12,234)
  (Gain) on disposition of property, plant and
     equipment........................................        --        (426)        --       (330)
  Foreign exchange on related party loans.............        --       3,867         --      7,241
  (Income) from joint ventures........................   (36,184)     (1,176)   (45,695)    (4,862)
  Distributions from Joint Ventures...................    14,000          --     15,799      1,799
Changes in operating assets and liabilities, net of
  acquisitions:
  Accounts receivable.................................   (13,051)      8,062   (102,336)   (57,117)
  Inventories.........................................   (38,960)    (15,959)   (75,326)    (2,610)
  Other assets........................................     2,094      (4,371)     1,042     (9,162)
  Liabilities.........................................   (19,669)     (9,059)    53,989     32,533
                                                        --------   ---------   --------   --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...    67,186     (11,085)    51,611    (19,209)
INVESTING ACTIVITIES
  Additions to property, plant and equipment..........   (15,217)    (11,856)   (26,429)   (21,780)
  Acquisitions........................................        --          --    (11,127)        --
  Proceeds from dispositions of property, plant, and
     equipment........................................        --           5         --         77
                                                        --------   ---------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES.................   (15,217)    (11,851)   (37,556)   (21,703)
FINANCING ACTIVITIES
  Proceeds from issuance of new debt..................        --     542,357     25,000    542,357
  Revolving credit (payments).........................  (149,275)   (468,949)  (130,072)  (474,199)
  Increase in related party loans payable.............        --     (30,000)        --         --
  Additions to deferred financing costs...............        --     (13,378)        --    (13,419)
  Changes in minority interest........................        --          --         --       (218)
  Proceeds from issuance of employee stock
     purchases........................................       170          --        365         --
  Proceeds from the issuance of common stock..........    97,889          --     97,889         --
                                                        --------   ---------   --------   --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES...   (51,216)     30,030     (6,818)    54,521
                                                        --------   ---------   --------   --------
Effect of exchange rate changes on cash and cash
  equivalents.........................................      (155)        319       (301)       (40)
                                                        --------   ---------   --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.................       598       7,413      6,936     13,569
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD......    16,288      18,698      9,950     12,542
                                                        --------   ---------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............  $ 16,886   $  26,111   $ 16,886   $ 26,111
                                                        ========   =========   ========   ========

                See notes to consolidated financial statements.

                         GERDAU AMERISTEEL CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               (US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

       Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

       On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares.

       The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles
(GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report and Note 12 which describes the significant differences between Canadian and U.S. GAAP. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three and six month periods ended June 30, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

       The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

                         GERDAU AMERISTEEL CORPORATION

NOTE 2 -- STOCK BASED COMPENSATION

       The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net income (loss) and earnings (loss) per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods. The following assumptions were used:

Expected dividend yield.....................................        0%
Expected share price volatility.............................       55%
Risk-free rate of return....................................        4%
Expected period until exercise..............................  5 years

                                                      FOR THE THREE MONTHS    FOR THE SIX MONTHS
                                                              ENDED                  ENDED
                                                      ---------------------   -------------------
                                                      JUNE 30,    JUNE 30,    JUNE 30,   JUNE 30,
                                                        2004        2003        2004       2003
                                                      ---------   ---------   --------   --------
                                                        (AMOUNTS IN $000 EXCEPT PER SHARE DATA)
Net income (loss), as reported......................  $105,466     $(6,886)   $126,971   $(13,197)
Pro forma stock-based compensation cost.............        67         124         136        248
                                                      --------     -------    --------   --------
Pro forma, net income (loss)........................  $105,399     $(7,010)   $126,835   $(13,445)
Earnings per share
  Basic, as reported................................  $   0.48     $ (0.03)   $   0.61   $  (0.07)
  Basic, pro forma..................................  $   0.48     $ (0.04)   $   0.61   $  (0.07)
  Diluted, as reported..............................  $   0.48     $ (0.03)   $   0.60   $  (0.07)
  Diluted, pro forma................................  $   0.48     $ (0.04)   $   0.60   $  (0.07)

NOTE 3 -- RECENT ACCOUNTING PRONOUNCEMENTS

       In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

       The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN
46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore the adoption of FIN 46 had no impact on the Company for the three and six month periods ended June 30, 2004.

                         GERDAU AMERISTEEL CORPORATION

NOTE 4 -- ACQUISITIONS

       In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

NOTE 5 -- INVENTORIES

       Inventories consist of the following ($000s):

                                                              AT JUNE 30,   AT DECEMBER 31,
                                                                 2004            2003
                                                              -----------   ---------------
Ferrous and non-ferrous scrap...............................   $ 51,754        $ 64,173
Work in-process.............................................     51,451          31,764
Finished goods..............................................    179,370         151,014
Raw materials (excluding scrap) and operating supplies......    144,684         105,891
                                                               --------        --------
                                                               $427,259        $352,842
                                                               ========        ========

NOTE 6 -- PROPERTY, PLANT & EQUIPMENT

       Property, plant and equipment consist of the following ($000s):

                                                                       AT JUNE 30, 2004
                                                            --------------------------------------
                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                            ----------   ------------   ----------
Land and improvements.....................................  $   63,020    $  (3,158)     $ 59,862
Buildings and improvements................................     130,315      (22,775)      107,540
Machinery and equipment...................................     781,671     (225,484)      556,187
Construction in progress..................................      43,406           --        43,406
Property, plant and equipment held for sale...............      13,480           --        13,480
                                                            ----------    ---------      --------
                                                            $1,031,892    $(251,417)     $780,475
                                                            ==========    =========      ========

                                                                     AT DECEMBER 31, 2003
                                                            --------------------------------------
                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                            ----------   ------------   ----------
Land and improvements.....................................  $   63,175    $  (2,680)     $ 60,495
Buildings and improvements................................     128,243      (20,327)      107,916
Machinery and equipment...................................     768,298     (191,597)      576,701
Construction in progress..................................      36,375           --        36,375
Property, plant and equipment held for sale...............      13,576           --        13,576
                                                            ----------    ---------      --------
                                                            $1,009,667    $(214,604)     $795,063
                                                            ==========    =========      ========

NOTE 7 -- JOINT VENTURES

       The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

                         GERDAU AMERISTEEL CORPORATION

       The following table sets forth selected data for the Company's joint ventures ($000s):

                                                              JUNE 30,   DECEMBER 31,
                                                                2004         2003
                                                              --------   ------------
BALANCE SHEET
  Current assets............................................  $86,096      $ 53,137
  Property, plant and equipment, net........................   98,316       101,441
  Current liabilities.......................................   24,561        23,224
  Long-term debt............................................    3,266         4,259

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2004      2003
                                                              --------   -------
STATEMENT OF EARNINGS
  Sales.....................................................  $111,619   $55,094
  Operating income..........................................    36,867     1,815
  Income before income taxes................................    36,808     1,760
  Net Income................................................    36,184     1,176

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
STATEMENT OF EARNINGS
  Sales.....................................................  $190,291   $107,587
  Operating income..........................................    47,134      5,832
  Income before income taxes................................    47,023      5,685
  Net Income................................................    45,695      4,862

       The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 8 -- LONG-TERM DEBT

       On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At June 30, 2004, there was $36 thousand outstanding, at an interest rate of 4.75% and, based upon available collateral under the terms of the agreement, approximately $298.6 million was available under the Senior Secured Credit Facility.

       During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

                         GERDAU AMERISTEEL CORPORATION

       Debt includes the following ($000s):

                                                              JUNE 30,   DECEMBER 31,
                                                                2004         2003
                                                              --------   ------------
Senior Notes, 10 3/8% due 2011, net of original issue
  discount..................................................  $397,619     $397,271
Senior Secured Credit Facility..............................        36      135,027
Short term debt.............................................    25,000           --
Industrial Revenue Bonds....................................    27,400       27,400
AmeriSteel Bright Bar Term Loan.............................     2,887        3,172
Other.......................................................     4,542        2,607
                                                              --------     --------
                                                               457,484      565,477
Less current portion........................................   (29,182)      (2,774)
                                                              --------     --------
                                                              $428,302     $562,703
                                                              ========     ========

NOTE 9 -- POST RETIREMENT BENEFITS

       The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

       The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

       The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                           PENSION BENEFITS     OTHER BENEFIT PLANS
                                                             THREE MONTHS          THREE MONTHS
                                                                 ENDED                 ENDED
                                                          -------------------   -------------------
                                                          JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                                                            2004       2003       2004       2003
                                                          --------   --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost............................................  $ 2,454    $ 2,007      $232       $220
Interest cost...........................................    5,593      5,208       546        562
Expected return on plan assets..........................   (5,239)    (4,626)       --         --
Amortization of transition obligation...................       43         41        --         --
Amortization of prior service cost......................       72        115       (53)        --
Recognized actuarial gain...............................      582        239         7         --
Settlement loss.........................................       --         35        --         --
                                                          -------    -------      ----       ----
Net periodic benefit cost...............................  $ 3,505    $ 3,019      $732       $782
                                                          =======    =======      ====       ====

                         GERDAU AMERISTEEL CORPORATION

                                                          PENSION BENEFITS     OTHER BENEFIT PLANS
                                                          SIX MONTHS ENDED      SIX MONTHS ENDED
                                                         -------------------   -------------------
                                                         JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                                                           2004       2003       2004       2003
                                                         --------   --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost...........................................  $  4,908   $ 4,014     $  464     $  440
Interest cost..........................................    11,186    10,416      1,092      1,124
Expected return on plan assets.........................   (10,478)   (9,252)        --         --
Amortization of transition obligation..................        86        82         --         --
Amortization of prior service cost.....................       144       230       (106)        --
Recognized actuarial gain..............................     1,164       478         14         --
Settlement loss........................................        --        70         --         --
                                                         --------   -------     ------     ------
Net periodic benefit cost..............................  $  7,010   $ 6,038     $1,464     $1,564
                                                         ========   =======     ======     ======

       The Company contributed $13.7 million to its defined benefit pension plans for the six months ended June 30, 2004. The Company expects to contribute an additional $6.5 million during the fiscal year 2004.

NOTE 10 -- CAPITAL STOCK

       Capital stock consists of the following shares:

                                                        AUTHORIZED     ISSUED      INVESTED CAPITAL
                                                          NUMBER       NUMBER       (IN THOUSANDS)
                                                        ----------   -----------   ----------------
June 30, 2004
  Common..............................................  Unlimited    225,089,337       $645,737
December 31, 2003
  Common..............................................  Unlimited    198,090,861       $547,601

       The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

                         GERDAU AMERISTEEL CORPORATION

EARNINGS (LOSS) PER SHARE

       The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                           THREE MONTHS ENDED             SIX MONTHS ENDED
                                       ---------------------------   ---------------------------
                                         JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                           2004           2003           2004           2003
                                       ------------   ------------   ------------   ------------
Basic earnings (loss) per share:
  Basic net earnings (loss)..........  $    105,466   $     (6,886)  $    126,971   $    (13,197)
  Average shares outstanding.........   220,340,150    198,090,861    209,246,286    191,491,610
  Basic net earnings (loss) per
     share...........................  $       0.48   $      (0.03)  $       0.61   $      (0.07)
Diluted earnings (loss) per share:
  Diluted net earnings (loss)........  $    105,466   $     (6,886)  $    126,971   $    (13,197)
Diluted average shares outstanding:
  Average shares outstanding.........   220,340,150    198,090,861    209,246,286    191,491,610
  Dilutive effect of stock options...     1,130,657             --      1,129,880             --
Diluted net earnings (loss) per
  share..............................  $       0.48   $      (0.03)  $       0.60   $      (0.07)

       At June 30, 2004, options to purchase 826,000 (1,367,000 at June 30,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.

NOTE 11 -- SEGMENT INFORMATION

       The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

                         GERDAU AMERISTEEL CORPORATION

       Operational results and other financial data for the geographic and two business segments for the three and six month periods ended June 30 are presented below ($000s):

                                                  THREE MONTHS ENDED       SIX MONTHS ENDED
                                                 --------------------   ----------------------
                                                 JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,
                                                   2004        2003        2004        2003
                                                 ---------   --------   ----------   ---------
Revenue from external customers:
  Steel mills..................................  $ 597,788   $357,726   $1,131,267   $ 711,913
  Downstream products..........................    135,986     83,071      221,460     145,447
                                                 ---------   --------   ----------   ---------
     Total.....................................  $ 733,774   $440,797   $1,352,727   $ 857,360
                                                 =========   ========   ==========   =========
Inter-company sales:
  Steel mills..................................  $ 143,240   $ 81,479   $  272,294   $ 151,551
  Downstream products..........................         --         --           --          --
  Corp/eliminations/other......................   (143,240)   (81,479)    (272,294)   (151,551)
                                                 ---------   --------   ----------   ---------
     Total.....................................  $      --   $     --   $       --   $      --
                                                 =========   ========   ==========   =========
Total sales:
  Steel mills..................................  $ 741,028   $439,205   $1,403,561   $ 863,464
  Downstream products..........................    135,986     83,071      221,460     145,447
  Corp/eliminations/other......................   (143,240)   (81,479)    (272,294)   (151,551)
                                                 ---------   --------   ----------   ---------
     Total.....................................  $ 733,774   $440,797   $1,352,727   $ 857,360
                                                 =========   ========   ==========   =========
Net income (loss):
  Steel mills..................................  $ 138,665   $ (5,376)  $  181,949   $  (3,570)
  Downstream products..........................     10,672      3,065       14,007       7,408
  Corp/eliminations/other......................    (43,871)    (4,575)     (68,985)    (17,035)
                                                 ---------   --------   ----------   ---------
     Total.....................................  $ 105,466   $ (6,886)  $  126,971   $ (13,197)
                                                 =========   ========   ==========   =========

                                                                AS OF         AS OF
                                                               JUNE 30,    DECEMBER 31,
                                                                 2004          2003
                                                              ----------   ------------
Segment assets:
  Steel mills...............................................  $1,326,767    $1,212,135
  Downstream products.......................................     199,549       133,654
  Corp/eliminations/other...................................     336,120       331,320
                                                              ----------    ----------
     Total..................................................  $1,862,436    $1,677,109
                                                              ==========    ==========

NOTE 12 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLES

       The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

                         GERDAU AMERISTEEL CORPORATION

       The following tables reconcile the consolidated statements of earnings
(loss) as reported under U.S. GAAP with those that would have been reported under Canadian GAAP:

                                                              THREE MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2004      2003
                                                              --------   -------
NET (LOSS) INCOME -- US GAAP................................  $105,466   $(6,886)
Adjustment to purchase price allocation relating to
  differences under Canadian GAAP(a)........................       678       778
Maintenance shutdown accrual(f).............................     3,377        --
                                                              --------   -------
NET (LOSS) INCOME -- CANADIAN GAAP..........................  $109,521   $(6,108)
                                                              ========   =======
Net (loss) earnings per share -- Canadian GAAP
  Basic.....................................................  $   0.50   $ (0.03)
  Diluted...................................................  $   0.49   $ (0.03)
                                                              ========   =======

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
NET (LOSS) INCOME -- US GAAP................................  $126,971   $(13,197)
Adjustment to purchase price allocation relating to
  differences under Canadian GAAP(a)........................     1,356      1,158
Maintenance shutdown accrual(f).............................     3,377         --
                                                              --------   --------
NET (LOSS) INCOME -- CANADIAN GAAP..........................  $131,704   $(12,039)
                                                              ========   ========
Net (loss) earnings per share -- Canadian GAAP
  Basic.....................................................  $   0.63   $  (0.06)
  Diluted...................................................  $   0.63   $  (0.06)
                                                              ========   ========

------------

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 7 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)  Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

                         GERDAU AMERISTEEL CORPORATION

(c)  Derivative Instruments

     The Company early adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting.

(d)  Accumulated unfunded pension liability

     Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e)  Change in Accounting Policies -- Convertible Debentures

     Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments -- Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between U.S. and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

(f)  Maintenance shutdown accrual

     Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

                         GERDAU AMERISTEEL CORPORATION

       The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                      CANADIAN GAAP          UNITED STATES GAAP
                                                 -----------------------   -----------------------
                                                 JUNE 30,   DECEMBER 31,   JUNE 30,   DECEMBER 31,
                                                   2004         2003         2004         2003
                                                 --------   ------------   --------   ------------
ASSETS
Current assets.................................  $865,710     $655,125     $779,614     $601,988
Property, plant & equipment....................   900,559      919,207      780,475      795,063
Goodwill.......................................   117,915      116,564      117,915      116,564
Other assets...................................    22,598       31,312      184,432      163,494

LIABILITIES
Current liabilities (excluding indebtedness)...   377,627      319,171      350,701      296,483
Current portion of long-term debt..............    26,358        3,305       29,182        2,774
Long-term debt.................................   431,568      566,963      428,302      562,703
Other long-term liabilities....................   195,158      220,258      201,280      216,470
Deferred income taxes..........................   101,345       64,355       97,528       65,072
SHAREHOLDERS' EQUITY
Invested capital...............................   645,737      547,601      645,737      547,601
Retained earnings (deficit)....................   108,938      (22,766)     101,155      (25,816)
Cumulative translation adjustment..............    20,051       23,321           --           --
Other comprehensive income(b)..................        --           --        8,552       11,822
                                                 --------     --------     --------     --------
Total Shareholders' Equity.....................  $774,726     $548,156     $755,444     $533,607
                                                 ========     ========     ========     ========

       Changes in shareholders' equity under Canadian GAAP were as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
Shareholders' equity at beginning of year...................  $548,156   $510,498
Net (loss) earnings.........................................   131,704    (12,039)
Employee stock options......................................       365         --
Stock issuance..............................................    97,771         --
Unrealized loss on cash flow hedge..........................        --      3,550
Foreign currency translation adjustment.....................    (3,270)    28,630
Minority interest exchange..................................        --     34,201
                                                              --------   --------
Shareholders' equity at end of period.......................  $774,726   $564,840
                                                              ========   ========

                         GERDAU AMERISTEEL CORPORATION

       The difference in consolidated shareholders' equity may be reconciled as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
Shareholders' equity based on U.S. GAAP.....................  $755,444   $546,383
Adjust purchase price.......................................     4,406      1,601
Maintenance shutdown accrual................................     3,377         --
Accumulated unfunded pension(d).............................    11,499     16,856
                                                              --------   --------
Cumulative increase in net earnings under Canadian GAAP.....    19,282     18,457
                                                              --------   --------
Shareholders' equity based on Canadian GAAP.................  $774,726   $564,840
                                                              ========   ========

       There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

       In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results have been presented under U.S. GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP are described above.

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31, 2003
                                                              --------------------------
                                                              CANADIAN GAAP
                                                               (RESTATED)      US GAAP
                                                              -------------   ----------
                                                                  (US$ IN THOUSANDS)
                                                                     (UNAUDITED)
                                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $   10,459     $    9,950
  Accounts receivable, net..................................      233,331        205,226
  Inventories...............................................      376,458        352,842
  Deferred tax assets.......................................       13,269         13,269
  Other current assets......................................       21,608         20,701
                                                               ----------     ----------
TOTAL CURRENT ASSETS........................................      655,125        601,988
INVESTMENTS.................................................           --        132,314
PROPERTY, PLANT AND EQUIPMENT...............................      919,207        795,063
GOODWILL....................................................      116,564        116,564
DEFERRED FINANCING COSTS....................................       16,063         16,063
DEFERRED TAX ASSETS.........................................       15,045         15,045
OTHER ASSETS................................................          204             72
                                                               ----------     ----------
TOTAL ASSETS................................................   $1,722,208     $1,677,109
                                                               ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................   $  231,352     $  208,664
  Accrued salaries, wages and employee benefits.............       29,732         29,732
  Accrued interest..........................................       23,730         23,730
  Other current liabilities.................................       34,357         34,357
  Bank indebtedness.........................................        2,055          1,524
  Current portion of long-term borrowings...................        1,250          1,250
                                                               ----------     ----------
TOTAL CURRENT LIABILITIES...................................      322,476        299,257
LONG-TERM BORROWINGS, LESS CURRENT PORTION..................      566,963        562,703
CONVERTIBLE DEBENTURES......................................       96,719         78,302
ACCRUED BENEFIT OBLIGATIONS.................................       74,354         92,996
OTHER LIABILITIES...........................................       49,185         45,172
DEFERRED TAX LIABILITIES....................................       64,355         65,072
                                                               ----------     ----------
TOTAL LIABILITIES...........................................    1,174,052      1,143,502
                                                               ----------     ----------
SHAREHOLDERS' EQUITY
  Capital stock.............................................      547,601        547,601
  Accumulated deficit.......................................      (22,766)       (25,816)
  Accumulated other comprehensive income....................           --         11,822
  Cumulative translation adjustment.........................       23,321             --
                                                               ----------     ----------
TOTAL SHAREHOLDERS' EQUITY..................................      548,156        533,607
                                                               ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $1,722,208     $1,677,109
                                                               ==========     ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                  THREE MONTHS ENDED
                                                                    JUNE 30, 2003
                                                              --------------------------
                                                              CANADIAN GAAP
                                                                (RESTATED)      US GAAP
                                                              --------------   ---------
                                                              (US$ IN THOUSANDS, EXCEPT
                                                               EARNINGS PER SHARE DATA)
                                                                     (UNAUDITED)
NET SALES...................................................     $495,891      $440,797
OPERATING EXPENSES
  Cost of sales.............................................      449,334       399,580
  Selling and administrative................................       19,719        18,241
  Depreciation..............................................       20,176        17,027
  Other operating expense (income)..........................        1,839         1,602
                                                                 --------      --------
                                                                  491,068       436,450
                                                                 --------      --------
INCOME (LOSS) FROM OPERATIONS...............................        4,823         4,347
EARNINGS FROM JOINT VENTURES................................           --         1,176
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES...............        4,823         5,523
OTHER EXPENSES
  Interest, net.............................................       14,728        15,840
  Foreign exchange (gain) loss..............................          262           262
  Amortization of deferred financing costs..................        3,204         3,204
                                                                 --------      --------
                                                                   18,194        19,306
                                                                 --------      --------
INCOME (LOSS) BEFORE INCOME TAXES...........................      (13,371)      (13,783)
INCOME TAX EXPENSE (BENEFIT)................................       (7,263)       (6,897)
                                                                 --------      --------
NET INCOME (LOSS)...........................................     $ (6,108)     $ (6,886)
                                                                 ========      ========
EARNINGS (LOSS) PER COMMON SHARE -- BASIC...................     $  (0.03)     $  (0.03)
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED.................     $  (0.03)     $  (0.03)

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                   SIX MONTHS ENDED
                                                                    JUNE 30, 2003
                                                              --------------------------
                                                              CANADIAN GAAP
                                                                (RESTATED)      US GAAP
                                                              --------------   ---------
                                                              (US$ IN THOUSANDS, EXCEPT
                                                               EARNINGS PER SHARE DATA)
                                                                     (UNAUDITED)
NET SALES...................................................     $964,947      $857,360
OPERATING EXPENSES
  Cost of sales.............................................      885,863       791,279
  Selling and administrative................................       38,139        35,272
  Depreciation..............................................       39,918        35,152
  Other operating expense (income)..........................           58          (179)
                                                                 --------      --------
                                                                  963,978       861,524
                                                                 --------      --------
INCOME (LOSS) FROM OPERATIONS...............................          969        (4,164)
EARNINGS FROM JOINT VENTURES................................           --         4,862
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES...............          969           698
OTHER EXPENSES
  Interest, net.............................................       23,740        25,923
  Foreign exchange (gain) loss..............................        3,578          (571)
  Amortization of deferred financing costs..................         (571)        3,578
                                                                 --------      --------
                                                                   26,747        28,930
                                                                 --------      --------
INCOME (LOSS) BEFORE INCOME TAXES...........................      (25,778)      (28,232)
INCOME TAX EXPENSE (BENEFIT)................................      (13,522)      (14,818)
                                                                 --------      --------
INCOME (LOSS) BEFORE MINORITY INTEREST......................     $(12,256)     $(13,414)
MINORITY INTEREST...........................................          217           217
                                                                 --------      --------
NET INCOME (LOSS)...........................................     $(12,039)     $(13,197)
                                                                 ========      ========
EARNINGS (LOSS) PER COMMON SHARE -- BASIC...................     $  (0.06)     $  (0.07)
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED.................     $  (0.06)     $  (0.07)

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  SIX MONTHS ENDED
                                                                    JUNE 30, 2003
                                                              -------------------------
                                                              CANADIAN GAAP
                                                               (RESTATED)      US GAAP
                                                              -------------   ---------
                                                                 (US$ IN THOUSANDS)
                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net (loss)..................................................    $ (12,039)    $ (13,197)
Adjustment to reconcile net (loss) to net cash used in
  operating activities:
  Depreciation..............................................       39,918        35,152
  Amortization..............................................        3,578         3,578
  Deferred income taxes.....................................      (11,729)      (12,234)
  (Gain) Loss on disposition of property, plant and
     equipment..............................................          (93)         (330)
  Unrealized foreign exchange on related party loans........        7,241         7,241
  (Income) from joint ventures..............................           --        (4,862)
  Distributions from joint ventures.........................           --         1,799
Changes in operating assets and liabilities, net of
  acquisitions:
  Accounts receivable.......................................      (63,646)      (57,117)
  Inventories...............................................        1,479        (2,610)
  Other assets..............................................       (7,884)       (9,162)
  Liabilities...............................................       29,185        32,533
                                                                ---------     ---------
NET CASH USED IN OPERATING ACTIVITIES.......................      (13,990)      (19,209)
INVESTING ACTIVITIES
  Additions to property, plant and equipment................      (24,222)      (21,780)
  Proceeds from dispositions................................           77            77
                                                                ---------     ---------
NET CASH USED IN INVESTING ACTIVITIES.......................      (24,145)      (21,703)
FINANCING ACTIVITIES
  Proceeds from issuance of new debt........................      542,357       542,357
  Revolving credit borrowings/payments, net.................     (479,378)     (474,199)
  Additions to deferred financing costs.....................      (13,419)      (13,419)
  Changes in minority interest..............................         (218)         (218)
                                                                ---------     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................       49,342        54,521
Effect of exchange rate changes on cash and cash
  equivalents...............................................          (40)          (40)
                                                                ---------     ---------
INCREASE IN CASH AND CASH EQUIVALENTS.......................       11,167        13,569
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............       16,361        12,542
                                                                ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $  27,528     $  26,111
                                                                =========     =========

                         GERDAU AMERISTEEL CORPORATION

NOTE 13 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

       Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2004 and December 31, 2003 and for the three and six months ended June 30, 2004 and June 30, 2003 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2004

                                                     GERDAU
                                                   AMERISTEEL                    NON-
                                         GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        --------   -----------   ----------   ----------   ------------   ------------
                                                                      (US$ IN THOUSANDS)
                                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........  $     --   $    4,349    $   11,531   $   1,006    $        --     $   16,886
  Accounts receivable, net............        --       78,505       224,055       2,171             --        304,731
  Inventories.........................        --       85,268       339,646       2,345             --        427,259
  Deferred tax assets.................        --           --        13,269          --             --         13,269
  Other current assets................        --        3,191        14,082         196             --         17,469
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT ASSETS..................        --      171,313       602,583       5,718             --        779,614
INVESTMENT IN SUBSIDIARIES............   445,946      644,872       204,437          --     (1,133,421)       161,834
PROPERTY, PLANT AND EQUIPMENT.........        --      166,680       610,526       3,269             --        780,475
GOODWILL..............................        --           --       113,228       4,687             --        117,915
DEFERRED FINANCING COSTS..............    10,291          140         4,439          36             --         14,906
DEFERRED TAX ASSETS...................        --       25,494       (17,902)         --             --          7,592
OTHER ASSETS..........................        --           --           100          --             --            100
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS..........................  $456,237   $1,008,499    $1,517,411   $  13,710    $(1,133,421)    $1,862,436
                                        ========   ==========    ==========   =========    ===========     ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable....................  $     --   $   61,153    $  179,642   $   1,413    $        --     $  242,208
  Intercompany........................     4,727      (17,565)       41,447      18,795        (47,404)            --
  Accrued salaries, wages and employee
    benefits..........................        --        4,895        27,598           1             --         32,494
  Accrued Interest....................    19,259        1,082           849          --             --         21,190
  Other current liabilities...........      (501)      10,247        44,424         639             --         54,809
  Bank indebtedness...................        --           --         3,021          --             --          3,021
  Current portion of long-term
    borrowings........................        --           --        25,712         449             --         26,161
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT LIABILITIES.............    23,485       59,812       322,693      21,297        (47,404)       379,883
LONG-TERM BORROWINGS..................   397,619           36        28,169       2,478             --        428,302
CONVERTIBLE DEBENTURE.................        --       74,751            --          --             --         74,751
RELATED PARTY BORROWINGS..............        --       10,508        71,980    (129,816)        47,328             --
ACCRUED BENEFIT OBLIGATION............        --       51,876        31,112          --             --         82,988
OTHER LIABILITIES.....................        --           49        43,491          --             --         43,540
DEFERRED TAX LIABILITIES..............        --           --        96,305       1,223             --         97,528
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES.....................   421,104      197,032       593,750    (104,818)           (76)     1,106,992
SHAREHOLDERS' EQUITY
  Capital Stock.......................    61,109      803,380       940,019      32,876     (1,191,647)       645,737
  Retained earnings (accumulated
    deficit)..........................   (16,345)      47,608       (43,886)    114,797         (1,019)       101,155
  Accumulated other comprehensive
    income............................    (9,631)     (39,521)       27,528     (29,145)        59,321          8,552
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY............    35,133      811,467       923,661     118,528     (1,133,345)       755,444
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................  $456,237   $1,008,499    $1,517,411   $  13,710    $(1,133,421)    $1,862,436
                                        ========   ==========    ==========   =========    ===========     ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2003

                                                     GERDAU
                                                   AMERISTEEL                    NON-
                                         GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        --------   -----------   ----------   ----------   ------------   ------------
                                                                      (US$ IN THOUSANDS)
                                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........  $     --   $    3,033    $    5,813   $   1,104    $        --     $    9,950
  Accounts receivable, net............        --       45,425       158,476       1,325             --        205,226
  Inventories.........................        --       71,477       279,976       1,389             --        352,842
  Deferred tax assets.................        --           --        13,269          --             --         13,269
  Other current assets................        --        6,101        14,494         106             --         20,701
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT ASSETS..................        --      126,036       472,028       3,924             --        601,988
INVESTMENT IN SUBSIDIARIES............   445,946      687,222       190,432          --     (1,191,286)       132,314
PROPERTY, PLANT AND EQUIPMENT.........        --      175,654       616,038       3,371             --        795,063
GOODWILL..............................        --           --       111,877       4,687             --        116,564
DEFERRED FINANCING COSTS..............    10,977          145         4,902          39             --         16,063
DEFERRED TAX ASSETS...................        --       34,253       (17,988)     (1,220)            --         15,045
OTHER ASSETS..........................        --          124           (52)         --             --             72
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL ASSETS..........................  $456,923   $1,023,434    $1,377,237   $  10,801    $(1,191,286)    $1,677,109
                                        ========   ==========    ==========   =========    ===========     ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable....................  $     --   $   44,798    $  163,124   $     742    $        --     $  208,664
  Intercompany........................     4,697      111,625            --          --       (116,322)            --
  Accrued salaries, wages and employee
    benefits..........................        --        3,297        26,434           1             --         29,732
  Accrued Interest....................    21,360        1,433           937          --             --         23,730
  Other current liabilities...........      (895)      10,873        23,559         820             --         34,357
  Bank indebtedness...................        --           --         1,524          --             --          1,524
  Current portion of long-term
    borrowings........................        --           --           798         452             --          1,250
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL CURRENT LIABILITIES.............    25,162      172,026       216,376       2,015       (116,322)       299,257
LONG-TERM BORROWINGS..................   397,270       75,078        87,669       2,686             --        562,703
CONVERTIBLE DEBENTURE.................        --       78,302            --          --             --         78,302
RELATED PARTY BORROWINGS..............        --      (72,679)       73,118    (115,371)       114,932             --
ACCRUED BENEFIT OBLIGATION............        --       51,076        41,920          --             --         92,996
OTHER LIABILITIES.....................        --           53        45,119          --             --         45,172
DEFERRED TAX LIABILITIES..............        --           --        65,072          --             --         65,072
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES.....................   422,432      303,856       529,274    (110,670)        (1,390)     1,143,502
SHAREHOLDERS' EQUITY
  Capital Stock.......................    61,109      727,862       955,126      32,876     (1,229,372)       547,601
  Retained earnings (accumulated
    deficit)..........................   (16,987)      29,660      (150,853)    113,383         (1,019)       (25,816)
  Accumulated other comprehensive
    income............................    (9,631)     (37,944)       43,690     (24,788)        40,495         11,822
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY............    34,491      719,578       847,963     121,471     (1,189,896)       533,607
                                        --------   ----------    ----------   ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................  $456,923   $1,023,434    $1,377,237   $  10,801    $(1,191,286)    $1,677,109
                                        ========   ==========    ==========   =========    ===========     ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                                                   GERDAU
                                                                 AMERISTEEL                    NON-
                                                        GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                       -------   -----------   ----------   ----------   ------------
                                                                             (US$ IN THOUSANDS)
OPERATING ACTIVITIES
Net income...........................................  $   642    $ 17,948      $106,967      $1,414      $ 126,971
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation.......................................       --       8,477        29,308         102         37,887
  Amortization.......................................      729          --           516           3          1,248
  Deferred income taxes..............................       --       8,974        29,013          45         38,032
  Income from Joint Ventures.........................       --          --       (45,965)         --        (45,965)
  Distributions from Joint Ventures..................       --          --        15,799          --         15,799
Changes in operating assets and liabilities, net of
  acquisitions:
  Accounts receivable................................       --     (35,072)      (66,331)       (933)      (102,336)
  Inventories........................................       --     (16,373)      (57,997)       (956)       (75,326)
  Other assets.......................................       --        (350)        1,394          (2)         1,042
  Liabilities........................................   (1,719)    (24,552)       79,719         541         53,989
                                                       -------    --------      --------      ------      ---------
NET CASH (USED IN) PROVIDED BY OPERATING
  ACTIVITIES.........................................     (348)    (40,948)       92,693         214         51,611
INVESTING ACTIVITIES
  Investments........................................       --      18,739       (18,739)         --             --
  Additions to property, plant and equipment.........       --      (4,960)      (21,469)         --        (26,429)
  Acquisitions.......................................       --          --       (11,127)         --        (11,127)
                                                       -------    --------      --------      ------      ---------
NET CASH PROVIDED BY (USED IN) INVESTING
  ACTIVITIES.........................................       --      13,779       (51,335)         --        (37,556)
FINANCING ACTIVITIES
  Proceeds from issuance of new debt.................       --          --        25,000          --         25,000
  Revolving credit borrowings (payments).............      348     (69,517)      (60,693)       (210)      (130,072)
  Proceeds from issuance of employee stock
    purchases........................................       --          --           365          --            365
  Proceeds from issuance of common stock.............       --      98,102          (213)         --         97,889
                                                       -------    --------      --------      ------      ---------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES.........................................      348      28,585       (35,541)       (210)        (6,818)
  Effect of exchange rate changes....................       --        (100)          (99)       (102)          (301)
                                                       -------    --------      --------      ------      ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....       --       1,316         5,718         (98)         6,936
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....       --       3,033         5,813       1,104          9,950
                                                       -------    --------      --------      ------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........  $    --    $  4,349      $ 11,531      $1,006      $  16,886
                                                       =======    ========      ========      ======      =========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                                       GERDAU
                                                     AMERISTEEL                    NON-
                                           GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                         ---------   -----------   ----------   ----------   ------------   ------------
                                                                       (US$ IN THOUSANDS)
OPERATING ACTIVITIES
Net (loss) income......................  $   7,192    $(11,712)    $ (18,960)    $ 10,283     $      --      $ (13,197)
Adjustment to reconcile net income
  (loss) to net cash provided by (used
  for) operating activities:
  Depreciation.........................         --       7,528        27,498          126            --         35,152
  Amortization.........................      1,354       1,908           313            3            --          3,578
  Deferred income taxes................         --      (3,366)       (7,391)      (1,477)           --        (12,234)
  Gain on disposition of property,
    plant and equipment................         --          --          (330)          --            --           (330)
  Foreign exchange on related party
    loans..............................      7,241          --            --           --            --          7,241
  Income from Joint Ventures...........         --          --        (4,862)          --            --         (4,862)
  Distributions from Joint Ventures....         --          --         1,799           --            --          1,799
Changes in operating assets and
  liabilities, net of acquisitions:
  Accounts receivable..................         --     (16,681)      (39,930)        (506)           --        (57,117)
  Inventories..........................         --      (6,106)        3,445           51            --         (2,610)
  Other assets.........................         --      (4,886)       (4,277)           1            --         (9,162)
  Liabilities..........................     31,214      17,100       (73,550)       9,041        48,728         32,533
                                         ---------    --------     ---------     --------     ---------      ---------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES.................     47,001     (16,215)     (116,245)      17,522        48,728        (19,209)
                                         ---------    --------     ---------     --------     ---------      ---------
INVESTING ACTIVITIES
  Investments..........................   (477,866)     90,075      (508,485)          --       896,276             --
  Additions to property, plant and
    equipment..........................         --      (3,102)      (18,678)          --            --        (21,780)
  Proceeds from dispositions...........         --          --            77           --            --             77
                                         ---------    --------     ---------     --------     ---------      ---------
NET CASH USED IN INVESTING
  ACTIVITIES...........................   (477,866)     86,973      (527,086)          --       896,276        (21,703)
                                         ---------    --------     ---------     --------     ---------      ---------
FINANCING ACTIVITIES
  Proceeds from issuance of new debt...    395,030          --       147,327           --            --        542,357
  (Payment) borrowing of short-term and
    long-term borrowings, net..........         --     (73,850)     (400,165)        (184)           --       (474,199)
  Additions to deferred financing......     (8,719)         --        (4,700)          --            --        (13,419)
  Changes in minority interest.........         --          --          (218)          --            --           (218)
  Proceeds from issuance of common
    stock..............................     44,554       1,741       915,982      (17,273)     (945,004)            --
                                         ---------    --------     ---------     --------     ---------      ---------
NET CASH (USED IN) PROVIDED BY
  FINANCING ACTIVITIES.................    430,865     (72,109)      658,226      (17,457)     (945,004)        54,521
                                         ---------    --------     ---------     --------     ---------      ---------
  Effect of exchange rate changes......         --         (40)           --           --            --            (40)
                                         ---------    --------     ---------     --------     ---------      ---------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS..........................         --      (1,391)       14,895           65            --         13,569
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD............................         --       9,118         2,161        1,263            --         12,542
                                         ---------    --------     ---------     --------     ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...............................  $      --    $  7,727     $  17,056     $  1,328     $      --      $  26,111
                                         =========    ========     =========     ========     =========      =========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                        THREE MONTHS ENDED JUNE 30, 2004

                                                      GERDAU
                                                    AMERISTEEL                    NON-
                                          GUSAP     CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                         --------   -----------   ----------   ----------   ------------
                                                               (US$ IN THOUSANDS)
NET SALES..............................  $     --    $150,516      $577,722      $5,536      $  733,774
OPERATING EXPENSES
  Cost of sales........................        --     116,688       435,126       4,474         556,288
  Selling and administrative...........        --       2,719        19,817         243          22,779
  Depreciation.........................        --       4,180        14,742          51          18,973
  Other operating (income).............        --          (2)         (508)         --            (510)
                                         --------    --------      --------      ------      ----------
                                               --     123,585       469,177       4,768         597,530
INCOME FROM OPERATIONS.................        --      26,931       108,545         768         136,244
EARNINGS FROM JOINT VENTURES...........        --          --        36,184          --          36,184
                                         --------    --------      --------      ------      ----------
INCOME BEFORE OTHER EXPENSES & INCOME
  TAXES................................        --      26,931       144,729         768         172,428
OTHER EXPENSES
  Interest, net........................    10,679       2,643        (3,325)         42          10,039
  Foreign exchange (gain) loss.........        (8)        419            --           7             418
  Amortization of deferred financing
     costs.............................       365          --           259           2             626
                                         --------    --------      --------      ------      ----------
                                           11,036       3,062        (3,066)         51          11,083
(LOSS) INCOME BEFORE TAXES & MINORITY
  INTEREST.............................   (11,036)     23,869       147,795         717         161,345
INCOME TAX EXPENSE (BENEFIT)...........       201       7,772        48,321        (415)         55,879
                                         --------    --------      --------      ------      ----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS...   (11,237)     16,097        99,474       1,132         105,466
STOCK DIVIDENDS........................        --        (449)          449          --              --
                                         --------    --------      --------      ------      ----------
NET (LOSS) INCOME......................  $(11,237)   $ 15,648      $ 99,923      $1,132      $  105,466
                                         ========    ========      ========      ======      ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                        THREE MONTHS ENDED JUNE 30, 2003

                                                          GERDAU
                                                        AMERISTEEL                    NON-
                                               GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                              -------   -----------   ----------   ----------   ------------
                                                                    (US$ IN THOUSANDS)
NET SALES...................................  $    --    $160,328      $275,557     $  4,912      $440,797
OPERATING EXPENSES
  Cost of sales.............................       --     152,306       243,013        4,261       399,580
  Selling and administrative................       --       3,252        14,596          393        18,241
  Depreciation..............................       --       4,007        12,914          106        17,027
  Other operating (income) expense..........       --      (1,060)        2,662           --         1,602
                                              -------    --------      --------     --------      --------
                                                   --     158,505       273,185        4,760       436,450
INCOME FROM OPERATIONS......................       --       1,823         2,372          152         4,347
EARNINGS FROM JOINT VENTURES................       --          --         1,176           --         1,176
                                              -------    --------      --------     --------      --------
INCOME BEFORE OTHER EXPENSES & INCOME
  TAXES.....................................       --       1,823         3,548          152         5,523
OTHER EXPENSES
  Interest..................................      890       9,953        14,300       (9,303)       15,840
  Foreign exchange (gain) loss..............   (5,293)      3,670         3,366       (1,481)          262
  Amortization of deferred financing
     costs..................................    1,091       1,908           202            3         3,204
                                              -------    --------      --------     --------      --------
                                               (3,312)     15,531        17,868      (10,781)       19,306
INCOME (LOSS) BEFORE INCOME TAXES...........    3,312     (13,708)      (14,320)      10,933       (13,783)
INCOME TAX (BENEFIT) EXPENSE................     (374)     (2,912)       (4,961)       1,350        (6,897)
                                              -------    --------      --------     --------      --------
NET INCOME (LOSS)...........................  $ 3,686    $(10,796)     $ (9,359)    $  9,583      $ (6,886)
                                              =======    ========      ========     ========      ========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                         SIX MONTHS ENDED JUNE 30, 2004

                                                        GERDAU
                                                      AMERISTEEL                    NON-
                                            GUSAP     CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                           --------   -----------   ----------   ----------   ------------
                                                                 (US$ IN THOUSANDS)
NET SALES................................  $     --    $284,012     $1,058,386    $10,329      $1,352,727
OPERATING EXPENSES
  Cost of sales..........................        --     234,120        854,895      8,530       1,097,545
  Selling and administrative.............        --       5,152         38,192        475          43,819
  Depreciation...........................        --       8,477         29,308        102          37,887
  Other operating (income)...............        --          (5)        (1,466)        --          (1,471)
                                           --------    --------     ----------    -------      ----------
                                                 --     247,744        920,929      9,107       1,177,780
INCOME FROM OPERATIONS...................        --      36,268        137,457      1,222         174,947
EARNINGS FROM JOINT VENTURES.............        --          --         45,695         --          45,695
                                           --------    --------     ----------    -------      ----------
INCOME BEFORE OTHER EXPENSES & INCOME
  TAXES..................................        --      36,268        183,152      1,222         220,642
OTHER EXPENSES
  Interest, net..........................    21,358       6,159            471         71          28,059
  Foreign exchange (gain) loss...........       (13)        716             --        (28)            675
  Amortization of deferred financing
     costs...............................       729          --            516          3           1,248
                                           --------    --------     ----------    -------      ----------
                                             22,074       6,875            987         46          29,982
(LOSS) INCOME BEFORE TAXES & MINORITY
  INTEREST...............................   (22,074)     29,393        182,165      1,176         190,660
INCOME TAX EXPENSE (BENEFIT).............       394       9,197         54,336       (238)         63,689
                                           --------    --------     ----------    -------      ----------
(LOSS) INCOME BEFORE STOCK DIVIDENDS.....   (22,468)     20,196        127,829      1,414         126,971
STOCK DIVIDENDS..........................    23,110      (2,248)       (20,862)        --              --
                                           --------    --------     ----------    -------      ----------
NET (LOSS) INCOME........................  $    642    $ 17,948     $  106,967    $ 1,414      $  126,971
                                           ========    ========     ==========    =======      ==========

                         GERDAU AMERISTEEL CORPORATION

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
                         SIX MONTHS ENDED JUNE 30, 2003

                                                          GERDAU
                                                        AMERISTEEL                    NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                             --------   -----------   ----------   ----------   ------------
                                                                   (US$ IN THOUSANDS)
NET SALES..................................  $     --    $249,620      $601,897     $ 5,843       $857,360
OPERATING EXPENSES
  Cost of sales............................        --     232,823       553,493       4,963        791,279
  Selling and administrative...............        --       5,961        28,799         512         35,272
  Depreciation.............................        --       7,528        27,498         126         35,152
  Other operating (income) expense.........        --      (3,470)        3,291          --           (179)
                                             --------    --------      --------     -------       --------
                                                   --     242,842       613,081       5,601        861,524
INCOME (LOSS) FROM OPERATIONS..............        --       6,778       (11,184)        242         (4,164)
EARNINGS FROM JOINT VENTURES...............        --          --         4,862          --          4,862
                                             --------    --------      --------     -------       --------
INCOME BEFORE OTHER EXPENSES & INCOME
  TAXES....................................        --       6,778        (6,322)        242            698
OTHER EXPENSES
  Interest, net............................     1,792      12,962        21,134      (9,965)        25,923
  Foreign exchange (gain) loss.............   (10,056)      3,361         6,124          --           (571)
  Amortization of deferred financing
     costs.................................     1,354       1,908           313           3          3,578
                                             --------    --------      --------     -------       --------
                                               (6,910)     18,231        27,571      (9,962)        28,930
(LOSS) INCOME BEFORE TAXES & MINORITY
  INTEREST.................................     6,910     (11,453)      (33,893)     10,204        (28,232)
INCOME TAX (BENEFIT) EXPENSE...............      (282)     (1,539)      (12,918)        (79)       (14,818)
                                             --------    --------      --------     -------       --------
INCOME (LOSS) BEFORE DIVIDENDS & MINORITY
  INTEREST.................................     7,192      (9,914)      (20,975)     10,283        (13,414)
STOCK DIVIDENDS............................        --       1,798        (1,798)         --             --
MINORITY INTEREST..........................        --          --           217          --            217
                                             --------    --------      --------     -------       --------
NET INCOME (LOSS)..........................  $  7,192    $(11,712)     $(18,960)    $10,283       $(13,197)
                                             ========    ========      ========     =======       ========

                             U.S. GAAP/U.S. DOLLAR
                         COMBINED FINANCIAL STATEMENTS

                                   NORTH STAR
                                  MAY 31, 2004

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cargill, Incorporated:

       We have audited the accompanying combined balance sheets of North Star Steel Minnesota, and North Star Steel Iowa, North Star Steel Kentucky, North Star Steel Texas, and Cargill Wire (collectively the Company), which are owned by Cargill, Incorporated as of May 31, 2004, and the related statements of earnings, equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

September 29, 2004

                                   NORTH STAR

                             COMBINED BALANCE SHEET
                                  MAY 31, 2004

                                                                   AS AT
                                                                MAY 31, 2004
                                                               --------------
                                                               (IN THOUSANDS)
ASSETS
Current assets:
  Cash......................................................            --
  Trade accounts receivable, net of allowance for bad debts
     of $900................................................     $ 104,123
  Nontrade receivables......................................         1,797
  Inventories...............................................       102,072
  Other current assets......................................           372
  Deferred tax asset........................................         4,304
  Income tax receivable.....................................            --
  Due from Cargill, Inc. ...................................         1,669
                                                                 ---------
     Total current assets...................................       214,337
                                                                 ---------
Property, plant, and equipment:
  Land and buildings........................................        62,562
  Machinery and equipment...................................       339,726
  Construction in progress..................................         5,740
                                                                 ---------
     Total property, plant, and equipment...................       408,028
  Less accumulated depreciation.............................      (304,553)
                                                                 ---------
     Net property, plant, and equipment.....................       103,475
  Prepaid Pension Asset.....................................         7,386
  Deferred income tax.......................................         7,652
  Debt issue costs..........................................            66
                                                                 ---------
     Total assets...........................................     $ 332,916
                                                                 =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $  50,523
  Accrued payroll and related taxes.........................        12,342
  Other accrued liabilities.................................        24,349
  Income taxes payable......................................        11,234
  Current portion of long-term debt.........................         1,000
  Due to Cargill, Inc. .....................................            --
                                                                 ---------
     Total current liabilities..............................        99,448
                                                                 ---------
Long-term liabilities:
  Due to Cargill, Inc. .....................................        25,625
  Long-term debt............................................         4,200
  Other deferred liabilities................................        35,810
                                                                 ---------
     Total long-term liabilities............................        65,635
                                                                 ---------
     Total liabilities......................................       165,083
                                                                 ---------
Total stockholders' equity..................................       167,833
                                                                 ---------
Total liabilities and stockholders' equity..................     $ 332,916
                                                                 =========

                                   NORTH STAR

                         COMBINED STATEMENT OF EARNINGS
                            YEAR ENDED MAY 31, 2004

                                                                 YEAR ENDED
                                                                MAY 31, 2004
                                                               --------------
                                                               (IN THOUSANDS)
Revenue.....................................................      $696,532
Cost of sales...............................................       608,992
                                                                  --------
  Gross profit..............................................        87,540
Selling, general, and administrative expense................        36,697
Asset impairment............................................        15,000
                                                                  --------
  Income from operations....................................        35,843
Interest expense, net.......................................           997
Miscellaneous income........................................        (1,210)
                                                                  --------
  Income before income tax expense..........................        36,056
Income tax expense..........................................        13,408
                                                                  --------
  Net Income................................................      $ 22,648
                                                                  ========

                                   NORTH STAR

                          COMBINED STATEMENT OF EQUITY
                            YEAR ENDED MAY 31, 2004

                                                                TOTAL
                                                                EQUITY
                                                               --------
Balance at May 31, 2003.....................................   $112,745
Net income..................................................     22,648
Loss on securities, net of tax..............................       (417)
Capital contributions.......................................     32,857
                                                               --------
BALANCE AT MAY 31, 2004.....................................   $167,833
                                                               ========

                                   NORTH STAR

                        COMBINED STATEMENT OF CASH FLOWS
                            YEAR ENDED MAY 31, 2004

                                                                    2004
                                                               --------------
                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................       22,648
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Deferred income taxes................................       (6,129)
       Provision for bad debt...............................          350
       Asset impairment.....................................       15,000
       Depreciation and amortization........................       12,355
       Loss on disposal of assets...........................          120
       (Gain) on securities.................................         (417)
  Changes in current assets and liabilities:
     Income tax receivable..................................        3,952
     Trade accounts receivable..............................      (33,780)
     Nontrade receivables...................................        2,724
     Inventories............................................       (9,856)
     Other current assets...................................          987
     Prepaid Pension Asset..................................       (2,742)
     Debt issue costs.......................................            6
     Accounts payable.......................................       12,722
     Accrued payroll and related taxes......................        5,050
     Other accrued expenses.................................        4,795
     Accrued income taxes...................................       11,234
  Change in other deferred liabilities......................          558
                                                                  -------
          Net cash provided by operating activities.........       39,577
                                                                  -------
Cash flows from investing activities:
  Additions to property, plant, and equipment...............      (17,488)
  Proceeds from Dispositions................................          238
                                                                  -------
          Net cash used in investing activities.............      (17,250)
                                                                  -------
Cash flows from financing activities:
  Net change in due to/due from Cargill, Inc. ..............      (55,184)
  Capital Contribution......................................       32,857
                                                                  -------
          Net cash used in financing activities.............      (22,327)
                                                                  -------
          Net change in cash and cash equivalents...........           --
Cash and cash equivalents at beginning of year..............           --
                                                                  -------
Cash and cash equivalents at end of year....................           --
                                                                  =======

                See accompanying notes to financial statements.

                                   NORTH STAR

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  MAY 31, 2004

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) ORGANIZATION

       North Star Steel Minnesota and North Star Steel Iowa are divisions of North Star Steel Company, which is a wholly owned subsidiary of Cargill Incorporated. North Star Steel Kentucky, Inc is a wholly owned Subsidiary of North Star Steel Company which is, in turn, a wholly owned subsidiary of Cargill, Incorporated. North Star Steel Texas, Inc is a wholly owned subsidiary of Cargill, Incorporated. Cargill Wire is a division of Cargill, Incorporated with locations in Memphis, Tennessee, Beaumont, Texas, Carrollton, Texas, and an administrative office in Dallas, Texas. These locations are collectively referred to as the Company. The Company produces steel billets, hot rolled bars, wire rod, coiled rebar, and various steel components made to customer specification. In addition, grinding balls are produced for various mining industries. The Company also produces chain link fence, welded wire mesh and industrial wire. Customers include transportation manufacturers, original equipment manufacturers, oil and gas equipment manufacturers, steel service centers, barge and ship builders, agriculture, forgers, fabricators, metal builders, construction, and distributors.

  (b) STATEMENT PRESENTATION

       The accompanying combined financial statements have been prepared on the accrual basis of accounting. Significant intercompany transactions are eliminated in consolidation. These combined financial statements do not necessarily reflect the financial position and results of operations of the Company in the future or what the financial position and results of operations would have been had the Company been an independent entity during the periods presented. Certain costs are charged to the Company by Cargill, Incorporated and North Star Steel Company and are generally based on proportional allocations and in certain circumstances, based on specific identification of applicable costs which management believes is reasonable. It is not practicable to estimate what the expense would have been on a stand-alone basis. The Company utilizes a divisional distribution ledger which is a mechanism whereby intercompany accounts are settled with Cargill, Incorporated without the need to generate checks for cash receipts and disbursements.

  (c) REVENUE RECOGNITION

       Revenue is derived from sales of steel billets, rolled steel bars, wire rod, coiled rebar, chain link fence, welded wire mesh, industrial wire, grinding balls, and various steel components made to customer specification. The Company recognizes revenue when it is realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller's price to the buyer is fixed and determinable; and (iv) collectibility is reasonably assured. This occurs upon transfer of title to the customer, which is generally at the time the product is shipped.

  (d) CONCENTRATION OF CREDIT RISK

       Sales to the Company's top five customers totaled $91,518,000 in 2004. Accounts receivable due from these top five customers totaled $11,599,000 at May 31, 2004.

  (e) INCOME TAXES

       Cargill, Incorporated and substantially all of its domestic subsidiaries are members of a group which files a consolidated federal income tax return. Federal income taxes or tax benefits are allocated to each company on the basis of its individual taxable income or loss and tax credits included in the return.

                                   NORTH STAR

                                  MAY 31, 2004

Deferred income taxes are recognized for temporary differences between income for financial reporting purposes and income for tax purposes. State income taxes are allocated to each company on the basis of its individual taxable income and the weighted apportionment factors pursuant to the companies' tax sharing agreement.

  (f) INVENTORIES

       Inventories are stated at the lower of cost or market. Cost includes materials and production labor and overhead, and is determined on a last-in, first-out (LIFO) basis for North Star Steel Minnesota, Iowa, and Texas. North Star Steel Kentucky, Inc. value is determined on a first-in, first-out basis
(FIFO). Cargill Wire value is determined on a moving weighted average basis. Approximately 66% of the Company's inventories are valued using the LIFO method as of May 31, 2004.

       During 2004, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs of 2004. As a result, cost of sales was decreased by $4.5 million in 2004.

  (g) PROPERTY, PLANT, AND EQUIPMENT

       Property, plant, and equipment are stated at cost. Depreciation is calculated using either straight-line, double-declining, or sum-of-the-years-digits methods. Depreciation is computed using the following useful lives:

Buildings...................................................       8-40 years
Machinery and equipment.....................................       4-20 years
Land Improvements...........................................      12-40 years

  (h) RECOVERABILITY OF FIXED ASSETS

       The Company periodically evaluates the carrying value of these long-lived assets when events and circumstances indicate the carrying value may not be recoverable. If the carrying value is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds fair market value.

  (i) ACCOUNTING ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   NORTH STAR

                                  MAY 31, 2004

(2) INVENTORIES

       The components of inventories are as follows:

                                                                   2004
                                                              --------------
                                                              (IN THOUSANDS)
Raw materials...............................................     $ 31,676
Work-in-progress............................................       16,610
Finished goods..............................................       68,292
Supplies....................................................       25,152
LIFO reserve................................................      (39,658)
                                                                 --------
                                                                 $102,072
                                                                 ========

       The LIFO inventories of North Star Steel Minnesota and Iowa are part of a consolidated LIFO pool for the entire North Star Steel Co. As a result, the LIFO reserve is allocated to North Star Steel Minnesota and Iowa and is not necessarily representative of a LIFO reserve calculated on a stand-alone basis.

(3) DEBT

       The Company's debt includes a $4,200,000 Industrial Revenue Bond (IRB) issued by Orange County Navigation and Port District Industrial Development Corporation. The IRB matures February 1, 2017. During the life of the IRB, interest is payable at 6.375%. The Company's debt also includes a $1,000,000 five-year promissory note form the Kentucky Economic Finance Authority. The lump-sum principal payment is due January 31, 2005. Interest is 2% per year and is payable on a quarterly basis.

(4) LEASE COMMITMENTS

       The Company has operating leases for plant equipment. Rental expenses incurred in connection with these leases were $3,888,000 for the year ended May 31, 2004. The future minimum lease commitments under noncancelable operating leases are as follows:

                                                              (IN THOUSANDS)
Year ending May 31:
          2005..............................................     $ 1,759
          2006..............................................         964
          2007..............................................         319
                                                                 -------
                                                                 $ 3,042
                                                                 =======

(5) INCOME TAXES

       Income tax expense is made up of the following components:

                                                                   2004
                                                              --------------
                                                              (IN THOUSANDS)
Current.....................................................     $19,307
Deferred....................................................      (5,899)
                                                                 -------
                                                                 $13,408
                                                                 =======

                                   NORTH STAR

                                  MAY 31, 2004

       The effective tax rate is different from the statutory federal income tax rate for the following reasons:

                                                                   2004
                                                              --------------
Federal statutory rate......................................       35.0%
State and local income taxes................................        1.5
Other.......................................................        0.7
                                                                   ----
                                                                   37.2%
                                                                   ====

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                   2004
                                                              --------------
                                                              (IN THOUSANDS)
Deferred tax liabilities:
  Depreciation and amortization.............................     $(10,851)
                                                                 --------
     Total deferred tax liabilities.........................      (10,851)
                                                                 --------
Deferred tax assets:
  Accruals..................................................        4,304
  Other.....................................................       18,503
                                                                 --------
     Total deferred tax assets..............................       22,807
                                                                 --------
     Net deferred tax assets................................     $ 11,956
                                                                 ========

       Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets. Accordingly, no valuation allowance for the deferred tax assets was considered necessary at May 31, 2004.

(6) RELATED-PARTY TRANSACTIONS

       Costs are allocated to the Company by Cargill, Incorporated and North Star Steel Company for corporate services such as legal, insurance administration, tax administration, human resources, leasing, public relations, credit and collections, revenue accounting, and IT support. Such costs aggregated $16,921,000 in 2004.

       Cargill, Incorporated also allocates certain reserves to the Company based on estimates of the portion of its total reserves that relate to the Company's operations. Other accrued liabilities (within current liabilities) includes allocations from Cargill, Incorporated for worker's compensation claims, health and dental claims, and certain other self-insured risks totaling $11,966,000 as of May 31, 2004. Other deferred liabilities (within long-term liabilities) includes allocations from Cargill, Incorporated for post-retirement healthcare reserves and pension liabilities of $34,578,000 as of May 31, 2004. Prepaid pension assets are also allocations from Cargill, Incorporated in the amount of $7,386,000 as of May 31, 2004.

       North Star Steel Texas had sales to Cargill affiliates of $793,000 during fiscal year 2004. These sales were primarily to Cargill Ferrous International. North Star Steel Texas purchased from Cargill affiliates $6,397,000 during fiscal year 2004. These purchases were primarily from Cargill Ferrous International.

                                   NORTH STAR

                                  MAY 31, 2004

       North Star Steel Minnesota sells grinding balls to Cargill Fertilizer, sales were $1,779,000, as of May 31, 2004.

       The due to/due from Cargill, Incorporated bears interest at variable rates. The long-term weighted average interest rates at year-end charged on the balances were 5.99% at May 31, 2004. The short-term weighted average interest rates at year-end charged to balances were 1.24% at May 31, 2004.

(7) CONTINGENCIES

  (a) ENVIRONMENTAL

       The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. The Company has reserved for future costs associated with monitoring the Corrective Measures that have been implemented, including the operation and maintenance of the pump and treat system at St. Paul, Minnesota. Additional costs for losses which may be identified in the future cannot be presently determined; however, management does not believe any such issues would materially affect the financial position of the Company.

  (b) GENERAL

       Certain claims and lawsuits have been filed in the ordinary course of business. It is management's opinion that settlement of all litigation would not require payment of an amount which would be material to the financial statements of the Company.

(8) ASSET IMPAIRMENT

       During early 2004, the market for wire rod products continued to experience weak demand coupled with low-priced imports and higher raw material prices. This change required an impairment analysis to be performed. The estimated undiscounted future cash flows generated by the property and equipment that manufactures this product line were less than the carrying values at the Texas location. The carrying values of the fixed assets were reduced to an estimated fair market value using recent steel related transactions. This resulted in a pre-tax charge of $15,000,000 recorded as an asset impairment on the income statement.

(9) SUBSEQUENT EVENT

       In September 2004, Cargill, Incorporated and several related entities entered into definitive agreements to sell the fixed assets and working capital of the Company to Gerdau Ameristeel.

(10) CANADIAN GAAP RECONCILIATION

       The significant accounting policies used to prepare these financial statements as outlined in Note 1 conform, in all material respects, with Canadian generally accepted accounting principles (Canadian GAAP), except as described below.

       The Company uses derivative products (principally options and futures) to hedge fuel price volatility. The Company recognizes all derivative instruments in the balance sheet at fair value. During 2002 and 2003, the derivatives were deemed effective cash flow hedges and the changes in fair value were recorded in accumulated other comprehensive income under U.S. GAAP. Under Canadian GAAP, the fair value adjustments in 2002 and 2003 would have been deferred as a liability in the respective years. The amount of accumulated other comprehensive income under U.S. GAAP that would have been recorded as a liability under Canadian GAAP was $417,000 at the beginning of 2004. During 2004, the

                                   NORTH STAR

                                  MAY 31, 2004

Company determined that its derivative instruments were no longer effective cash flow hedges and the changes in fair value were recorded in earnings in accordance with both U.S. GAAP and Canadian GAAP.

       The separate return method of calculating the income tax provision is not substantially different than the method described in Note 1.

     New Accounting Standards Adopted in 2004

       Effective November 2003, the Company began recognizing employee stock compensation based on the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, with the retroactive restatement method provided by SFAS No. 148, Accounting for Stock Based Compensation -- Transition and Disclosure. The fair value methods of SFAS 123 and CICA Section 3870, Stock-Based Compensation and other Stock-Based Payments are substantially the same. The compensation expense for employee stock-based compensation was not material for the year-ended May 31, 2004.

       In December 2002, the CICA issued Section 3063 Impairment of Long Lived Assets. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. As a result of the new Canadian standard, the method of accounting for the impairment of long-lived assets under Canadian GAAP is substantially the same as under US GAAP (in accordance with SFAS 144 Impairment of Long Lived Assets). The Company adopted the provisions of SFAS 144 in June 2003.

                             U.S. GAAP/U.S. DOLLAR

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                         GERDAU AMERISTEEL CORPORATION

                         GERDAU AMERISTEEL CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS AT JUNE 30, 2004

                                                 PRO FORMA
                                                ISSUANCE OF                               PRO FORMA         PRO FORMA
                                     GERDAU       COMMON                                 ACQUISITION       CONSOLIDATED
                                   AMERISTEEL    SHARES(2)     SUBTOTAL    NORTH STAR   ADJUSTMENTS(3)      U.S. GAAP
                                   ----------   -----------   ----------   ----------   --------------     ------------
                                                                  (DOLLARS IN THOUSANDS)
                                                                       (UNAUDITED)
                                                        ASSETS
CURRENT ASSETS
 Cash and cash equivalents.......  $  16,886     $            $             $     --      $(301,651) (c)    $
 Accounts receivable, net........    304,731           --        304,731     104,123             --            408,854
 Inventories.....................    427,259           --        427,259     102,072         59,609(a)         588,940
 Deferred tax assets and
   recoverable taxes.............     13,269           --         13,269       4,304         (4,304)(d)         13,269
 Other current assets............     17,469           --         17,469       2,169             --             19,638
 Related party receivable........         --           --             --       1,669         (1,669)(d)             --
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL CURRENT ASSETS.............    779,614                                 214,337       (248,015)
INVESTMENTS......................    161,834           --        161,834          --             --            161,834
PROPERTY, PLANT, AND EQUIPMENT
 (NET)...........................    780,475           --        780,475     103,475         (2,454)(b)        881,496
GOODWILL.........................    117,915           --        117,915          --             --            117,915
DEFERRED FINANCING COSTS.........     14,906           --         14,906          66            (66)(d)         14,906
DEFERRED TAX ASSETS..............      7,592           --          7,592       7,652         (7,652)(d)          7,592
OTHER ASSETS.....................        100           --            100       7,386         (7,386)(d)            100
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL ASSETS.....................  $1,862,436    $            $             $332,916      $(265,573)        $
                                   ==========    ========     ==========    ========      =========         ==========

                                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Trade accounts payable..........  $ 242,208           --     $  242,208    $ 50,523      $      --         $  292,731
 Accrued salaries, wages and
   employee benefits.............     32,494           --         32,494      12,342        (12,342)(d)         32,494
 Other current liabilities.......     75,999           --         75,999      35,583        (23,963)(e)         87,619
 Bank indebtedness...............      3,021           --          3,021          --             --              3,021
 Current portion of long-term
   borrowings....................     26,161           --         26,161       1,000             --             27,161
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL CURRENT LIABILITIES........    379,883           --        379,883      99,448        (36,305)           443,026
Long-term borrowings, less
 Current Portion.................    503,054           --        503,054       4,200             --            507,254
Related party borrowings.........         --           --             --      25,625        (25,625)(d)             --
Other liabilities................    126,527           --        126,527      35,810        (35,810)(d)        126,527
Deferred Tax Liabilities.........     97,528           --         97,528          --             --             97,528
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL LIABILITIES................  1,106,992           --      1,106,992     165,083        (97,740)         1,174,335
                                   ----------    --------     ----------    --------      ---------         ----------
SHAREHOLDERS' EQUITY
 Capital Stock...................    645,737                                      --             --
 Retained earnings...............    101,155           --        101,156     167,833       (167,833)(f)        101,156
 Cumulative translation
   adjustment....................     20,051           --         20,050          --             --             20,050
 Accumulated other comprehensive
   income........................    (11,499)          --        (11,499)         --             --            (11,499)
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL SHAREHOLDERS' EQUITY.......    755,444                                 167,833       (167,833)
                                   ----------    --------     ----------    --------      ---------         ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY............  $1,862,436    $            $             $332,916      $(265,573)        $
                                   ==========    ========     ==========    ========      =========         ==========

                                       CANADIAN GAAP
                                       ADJUSTMENTS(5)         PRO FORMA
                                   ----------------------    CONSOLIDATED
                                      JOINT                    CANADIAN
                                   VENTURES(A)    OTHER          GAAP
                                   -----------   --------    ------------
                                           (DOLLARS IN THOUSANDS)
                                                (UNAUDITED)
                                                   ASSETS
CURRENT ASSETS
 Cash and cash equivalents.......   $  19,517    $     --     $
 Accounts receivable, net........      38,989          --        447,843
 Inventories.....................      27,563          --        616,503
 Deferred tax assets and
   recoverable taxes.............          --          --         13,269
 Other current assets............          27          --         19,665
 Related party receivable........          --          --             --
                                    ---------    --------     ----------
TOTAL CURRENT ASSETS.............      86,096          --
INVESTMENTS......................    (192,047)     30,213(b)          --
PROPERTY, PLANT, AND EQUIPMENT
 (NET)...........................     133,848     (14,808)(b)   1,000,536
GOODWILL.........................          --          --        117,915
DEFERRED FINANCING COSTS.........          --          --         14,906
DEFERRED TAX ASSETS..............          --          --          7,592
OTHER ASSETS.....................          --          --            100
                                    ---------    --------     ----------
TOTAL ASSETS.....................   $  27,897    $ 15,405     $
                                    =========    ========     ==========

                                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Trade accounts payable..........   $  22,862    $     (6)    $  315,587
 Accrued salaries, wages and
   employee benefits.............       1,908          --         34,402
 Other current liabilities.......       2,162      (4,421)(e)      85,360
 Bank indebtedness...............      (3,012)         --              9
 Current portion of long-term
   borrowings....................         188          --         27,349
                                    ---------    --------     ----------
TOTAL CURRENT LIABILITIES........      24,108      (4,427)       462,707
Long-term borrowings, less
 Current Portion.................       3,266      15,898(f)     526,418
Related party borrowings.........          --          --             --
Other liabilities................          --     (18,641)(c)     107,886
Deferred Tax Liabilities.........         523       3,294(d)     101,345
                                    ---------    --------     ----------
TOTAL LIABILITIES................      27,897      (3,876)     1,198,356
                                    ---------    --------     ----------
SHAREHOLDERS' EQUITY
 Capital Stock...................          --          --
 Retained earnings...............          --       7,782(g)     108,938
 Cumulative translation
   adjustment....................          --          --         20,050
 Accumulated other comprehensive
   income........................          --      11,499(c)          --
                                    ---------    --------     ----------
TOTAL SHAREHOLDERS' EQUITY.......          --      19,281
                                    ---------    --------     ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY............   $  27,897    $ 15,405     $
                                    =========    ========     ==========

                         GERDAU AMERISTEEL CORPORATION

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                   FOR THE TWELVE MONTHS ENDED JUNE 30, 2004

                                                                                            CANADIAN GAAP
                                                                           PROFORMA        ADJUSTMENTS(5)             PROFORMA
                                                           PROFORMA        COMBINED     ---------------------         COMBINED
                               GERDAU                    ACQUISITION       CONDENSED       JOINT                      CONDENSED
                             AMERISTEEL    NORTH STAR   ADJUSTMENTS(4)     U.S. GAAP    VENTURES(A)    OTHER        CANADIAN GAAP
                             -----------   ----------   --------------    -----------   -----------   -------       -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                         (UNAUDITED)
NET SALES..................  $ 2,306,538    $696,532       $     --       $ 3,003,070    $306,883     $    --        $ 3,309,953
OPERATING EXPENSES
  Cost of sales............    1,974,744     596,637        (21,249)(a)     2,550,132     240,007      (4,421)(h)      2,785,718
  Selling and
    administrative.........       90,112      36,697             --           126,809       5,622          --            132,431
  Depreciation.............       74,686      12,355         (3,171)(b)        83,870      10,321       1,874(i)          96,065
  Other operating (income)
    expense................       (2,772)     15,000         (1,210)(c)        11,018         (55)         --             10,963
                             -----------    --------       --------       -----------    --------     -------        -----------
                               2,136,770     660,689        (25,630)        2,771,829     255,895      (2,547)         3,025,177
                             -----------    --------       --------       -----------    --------     -------        -----------
INCOME FROM OPERATIONS.....      169,768      35,843         25,630           231,241      50,988       2,547            284,776
EARNINGS FROM JOINT
  VENTURES.................       48,500          --             --            48,500     (48,040)       (460)(j)             --
                             -----------    --------       --------       -----------    --------     -------        -----------
INCOME BEFORE OTHER
  EXPENSES AND INCOME
  TAXES....................      218,268      35,843         25,630           279,741       2,948       2,087            284,776
OTHER EXPENSES
  Interest, net............       62,016         997           (709)(d)        62,304         (57)     (4,850)(k)         57,397
  Foreign exchange (gain)
    loss...................        1,972          --             --             1,972          --          --              1,972
  Amortization of deferred
    financing costs........        2,069          --             --             2,069         265          --              2,334
  Other income.............           --      (1,210)         1,210(c)             --          --          --                 --
                             -----------    --------       --------       -----------    --------     -------        -----------
                                  66,057        (213)           501            66,345         208      (4,850)            61,703
                             -----------    --------       --------       -----------    --------     -------        -----------
INCOME BEFORE INCOME
  TAXES....................      152,211      36,056         25,129           213,396       2,740       6,937            223,073
INCOME TAX EXPENSE
  (BENEFIT)................       38,737      13,408          8,795(e)         60,940       2,740        (282)(l)         63,398
                             -----------    --------       --------       -----------    --------     -------        -----------
NET INCOME.................  $   113,474    $ 22,648       $ 16,334       $   152,456    $     --     $ 7,219        $   159,675
PRO FORMA EARNINGS PER
  COMMON SHARE -- BASIC....  $      0.56                                  $      0.56                                $      0.58
PRO FORMA EARNINGS PER
  COMMON SHARE -- DILUTED..  $      0.56                                  $      0.56                                $      0.58
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES
  OUTSTANDING..............  203,668,582                                  273,668,582                                273,668,582

                         GERDAU AMERISTEEL CORPORATION

                 NOTES TO PRO FORMA CONSOLIDATED FINANCIAL DATA
                                  (Unaudited)

1.  BASIS OF PRESENTATION

       The pro forma consolidated balance sheet and statement of earnings give effect to the acquisition of North Star and the issuance of common shares of Gerdau Ameristeel Corporation ("Gerdau Ameristeel" or the "Company").

       On September 9, 2004, Gerdau Ameristeel entered into definitive agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the land, fixed assets and working capital of North Star. Gerdau Ameristeel has offered 70,000,000 common shares for sale and intends to use a portion of the proceeds to finance the proposed North Star acquisition. Under the terms of the purchase agreements, the Company will pay $266 million in cash, plus or minus changes in working capital from April 30, 2004 to the date of closing. In addition, the Company will assume certain liabilities under the terms of the agreements.

       The unaudited pro forma condensed consolidated balance sheet as at June 30, 2004 has been prepared by combining our consolidated balance sheet as at June 30, 2004 and the combined balance sheet of North Star as at May 31, 2004, and gives effect to our acquisition of North Star as if it had occurred on June 30, 2004. In addition, the balance sheet gives effect to the offering of 70,000,000 common shares for sale. The unaudited pro forma condensed consolidated income statement for the twelve months ended June 30, 2004 has been prepared by combining (i) our consolidated income statement for the twelve months ended June 30, 2004, which was prepared by combining our consolidated income statement for the year ended December 31, 2003 and our consolidated income statement for the six months ended June 30, 2004, less our consolidated income statement for the six months ended June 30, 2003, and (ii) the combined income statement of North Star for the fiscal year ended May 31, 2004, and gives effect to our acquisition of North Star as if it had occurred on July 1, 2003.

       The pro forma statements are not necessarily indicative of what the results of operations and financial position would have been, nor do they purport to project the company's results of operations for any future periods. The pro forma statements should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", the selected financial data, the summary financial data and the other financial statements that appear elsewhere in this prospectus. In the opinion of management of Gerdau Ameristeel, these unaudited pro forma statements include all adjustments necessary for a fair presentation.

2.  PRO FORMA ISSUANCE OF COMMON SHARES

       The U.S. GAAP columns in the pro forma consolidated balance sheet reflect
the issuance of 70,000,000 of our common shares valued at Cdn$     ($     ) 2004
for net proceeds of $     million after deducting underwriters' fees and
estimated expenses, which aggregate approximately $     million.

3.  PRO FORMA ACQUISITION ADJUSTMENTS

       The U.S. GAAP columns in the pro forma consolidated balance sheet reflect the following pro forma adjustments:

       (a) An adjustment to record the difference between the cost of North Star inventory and its preliminary estimated fair value as required under purchase price accounting.

       (b) The allocation of the purchase price to North Star's assets and liabilities according to the purchase accounting method. As a result, historical book values were restated to preliminary estimated fair values. The estimated fair values of the net assets acquired exceeded the purchase price resulting in negative goodwill which was then allocated to reduce the book values of long-term assets.

                         GERDAU AMERISTEEL CORPORATION

                                  (Unaudited)

       (c) The acquisition of North Star's land, fixed assets, and working capital for $301.7 million cash, including a $35 million increase in working capital from April 30, 2004 to May 31, 2004, the date of the North Star balance sheet.

       (d) Adjustments to remove assets and liabilities not acquired.

       (e) Adjustment to conform North Star's accounting policy to the Company's by accruing for scheduled annual maintenance shutdowns ($1.0 million) and assumption of other liabilities of ($10.6 million).

       (f) Adjustment to reflect the elimination of the North Star equity.

4.  ACQUISITION ADJUSTMENTS TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

       The U.S. GAAP column of the pro forma consolidated statement of earnings reflects the following pro forma adjustments:

       (a) Adjustments to conform North Star's accounting policy to the Company's by adjusting inventories from LIFO to FIFO.

       (b) Reduction of depreciation expense to reflect new basis of long-term assets.

       (c) Reclassification of other income to conform with the Company's presentation.

       (d) Reduction in interest expense for debt not assumed.

       (e) Adjusted income tax expense to tax effect certain pro forma adjustments noted above, assuming a 35% rate.

5.  DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP

       The preceding notes have been prepared in accordance with U.S. GAAP. The material differences between U.S. GAAP and Canadian GAAP are described in note 20 to our audited financial statements, note 12 to our unaudited financial statements for the three and six months ended June 30, 2003 and 2004 and in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Material Differences Between Canadian GAAP and U.S. GAAP."

       The following adjustments are reflected in the Canadian GAAP columns:

JOINT VENTURES

       (a) The consolidation of our joint ventures, which are accounted for under the proportionate consolidation method under Canadian GAAP and under the equity method in U.S. GAAP.

OTHER ADJUSTMENTS -- BALANCE SHEET

       (b) Decrease in property, plant and equipment by $14.8 million and an increase in investments (equity in joint ventures) by $30.2 million, as a result of the differences in the treatment of the 2002 Co-Steel purchase price allocation of negative goodwill. Under Canadian GAAP, negative goodwill was allocated to reduce property, plant and equipment. Under U.S. GAAP, negative goodwill was allocated against other assets (equity in joint ventures), resulting in higher book value of property, plant and equipment and associated deferred income taxes and lower other assets.

       (c) Reversal of the additional minimum pension liability of $18.6 million recorded under U.S. GAAP, net of tax of $7.1 million included in other comprehensive income.

                         GERDAU AMERISTEEL CORPORATION

                                  (Unaudited)

       (d) Income tax benefit related to minimum pension liability of $7.1 million (see (c) above) and purchase price allocations of $3.8 million (see (b) above).

       (e) Reversal of the accrual for scheduled annual maintenance shutdowns.

       (f) At the time of the merger with Co-Steel, convertible debentures were accounted for differently under U.S. and Canadian GAAP. Under U.S. GAAP, the convertible debentures were reduced to fair value as they were treated as a liability. Under Canadian GAAP they were considered equity. Currently, there is no difference in accounting treatment; however a basis difference exists.

       (g) Accumulated effect of the above adjustments.

OTHER ADJUSTMENTS -- STATEMENT OF EARNINGS

TWELVE MONTHS ENDED JUNE 30, 2004

       (h) Reversal of annual maintenance accrual of $4.4 million.

       (i) The increase in depreciation expense by $1.9 million due to the higher property, plant and equipment resulting from the differences in allocation of negative goodwill as described in (b) above.

       (j) Increase in earnings in joint ventures of $0.5 million due to differences in accounting treatment of the purchase price allocation.

       (k) Reversal of $4.9 million in amortization of the fair value adjustment relating to convertible debentures as described in (f) above.

       (l) Income tax effect of $0.3 million on the Canadian GAAP adjustments.